Prospectus Supplement No. 12 Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated June 3, 2020)

Registration Statement No. 333-237748

PROSPECTUS SUPPLEMENT NO. 12

Atlas Technical Consultants, Inc.

27,780,345 Shares of Class A Common Stock

This prospectus supplement No. 12 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated June 3, 2020, as supplemented (the “Prospectus”), which forms a part of our registration statement on Form S-1, File No. 333-237748 (the “Registration Statement”) relating to the resale by the selling security holders named in the Prospectus or their permitted transferees of up to 27,780,345 shares of our Class A common stock, 3,805,977 of which represent shares of Class A common stock held by certain selling security holders named in the Prospectus and 23,974,368 of which represent shares of Class A common stock that may be issued from time to time, pursuant to the amended and restated limited liability company agreement of Atlas TC Holdings LLC, a subsidiary of the Company (“Holdings”), dated February 14, 2020 (the “LLC Agreement”), to certain members of Holdings, that own units in Holdings (“Holdings Units”), upon exchange of such members’ Holdings Units, together with an equal number of shares of our Class B common stock, par value $0.0001 per share (“Class B common stock”), which were issued to AS&M Holdings LP, a Delaware limited partnership (formerly known as “Atlas Technical Consultants Holdings LP,” referred to herein as “AS&M Holdings”), in connection with, and as part of the consideration for, our business combination (the “Business Combination”) with Atlas Intermediate Holdings LLC, a Delaware limited liability company (“Atlas Intermediate”), which we consummated on February 14, 2020.

The selling security holders may offer, sell or distribute shares of Class A common stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of shares of Class A common stock owned by the selling security holders. We will bear all costs, expenses and fees in connection with the registration of these shares of Class A common stock, including with regard to compliance with state securities or “blue sky” laws. The selling security holders will bear all commissions and discounts, if any, attributable to their sale of shares of Class A common stock.

This Prospectus Supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2021 (the “Report”). Accordingly, we have attached the Report to this Prospectus Supplement and the Report is incorporated by reference into this Prospectus Supplement.

The attached information updates, amends and supplements certain information contained in the Prospectus. To the extent information in this Prospectus Supplement differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement is the more current information. This Prospectus Supplement is not complete without, and should not be delivered or utilized, except in conjunction with the Prospectus, including any supplements and amendments thereto. You should read this Prospectus Supplement in conjunction with the Prospectus, including any supplements and amendments thereto.

Our Class A common stock is traded on The NASDAQ Stock Market (“NASDAQ”) under the symbol “ATCX”. On May 17, 2021, the last reported sale price of our Class A common stock was $11.16 per share. As of May 14, 2021, we had 31,734,955 shares of Class A common stock issued and outstanding and 4,284,023 shares of Class B common stock issued and outstanding.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 2, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number: 001-38745

ATLAS TECHNICAL CONSULTANTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-0808563
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

13215 Bee Cave Parkway, Building B, Suite 230, Austin, TX	78738
(Address of principal executive offices)	(Zip Code)

(512) 851-1501

(Registrant’s telephone number, including area code)

N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ATCX	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

As of May 14, 2021, 31,734,955 shares of the registrant’s Class A common stock, par value $0.0001 per share, and 4,284,023 shares of the registrant’s Class B common stock, par value $0.0001 per share, were outstanding.

ATLAS TECHNICAL CONSULTANTS, INC.
Form 10-Q

For the Quarter Ended April 2, 2021

i

Cautionary Statement Regarding Forward-Looking Statements

The statements contained in this Quarterly Report on Form 10-Q (this “Quarterly Report”) of Atlas Technical Consultants, Inc. (the “Company”) that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Quarterly Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included elsewhere in this report. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

●	the effect, impact, potential duration or other implications of the COVID-19 pandemic and any expectations we may have with respect thereto;

●	the adequacy of our efforts to mitigate cybersecurity risks and threats, especially with employees working remotely due to the COVID-19 pandemic;

●	our ability to raise financing in the future;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business, as a result of which they would then receive expense reimbursements;

●	our public securities’ potential liquidity and trading;

●	changes adversely affecting the business in which we are engaged;

●	the risks associated with cyclical demand for our services and vulnerability to industry, regional and national downturns;

●	fluctuations in our revenue and operating results;

●	unfavorable conditions or further disruptions in the capital and credit markets;

●	our ability to generate cash, service indebtedness and incur additional indebtedness;

●	competition from existing and new competitors;

●	our ability to integrate any businesses we acquire and achieve projected synergies;

●	our failure to maintain appropriate internal controls over financial reporting and disclosure controls and procedures;

ii

●	risks related to legal proceedings or claims, including liability claims;

●	our dependence on third-party contractors to provide various services;

●	our ability to obtain additional capital on commercially reasonable terms to fund acquisitions, expansions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

●	safety and environmental requirements and other governmental regulations that may subject us to unanticipated costs and/or liabilities;

●	general economic conditions and demand for our services; and

●	our ability to fulfill our public company obligations.

Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements speak only as of the date they were made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.

iii

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

ATLAS TECHNICAL CONSULTANTS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	April 2,	December 31,
	2021	2020
	(in thousands, except per share data)
ASSETS
Current assets:
Cash and equivalents	$16,327	$14,062
Accounts receivable, net	86,175	99,822
Unbilled receivables, net	42,550	38,350
Prepaid expenses	8,565	5,874
Other current assets	2,805	4,557

Total current assets	156,422	162,665

Property and equipment, net	13,583	14,134
Intangible assets, net	82,844	86,008
Goodwill	104,798	109,001
Other long-term assets	4,645	4,254

TOTAL ASSETS	$362,292	$376,062

LIABILITIES, REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$23,210	$28,456
Accrued liabilities	9,302	15,011
Current maturities of long-term debt	-	14,050
Other current liabilities	10,938	12,036

Total current liabilities	43,450	69,553

Long-term debt, net of current maturities and loan costs	455,443	264,970
Other long-term liabilities	17,789	24,296

Total liabilities	516,682	358,819

COMMITMENTS AND CONTINGENCIES (NOTE 13)

Redeemable preferred stock	-	151,391

Class A common stock, $.0001 par value, 400,000,000 shares authorized, 15,156,643 shares issued and outstanding at April 2, 2021	2	1
Class B common stock, $.0001 par value, 20,123,769 shares authorized, 20,123,769 shares issued and outstanding at April 2, 2021	2	2
Additional paid in capital	(46,280)	(37,382)
Non-controlling interest	(93,391)	(90,566)
Retained (deficit)	(14,723)	(6,203)
Total shareholders’ equity	(154,390)	(134,148)

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK, AND SHAREHOLDERS’ EQUITY	$362,292	$376,062

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ATLAS TECHNICAL CONSULTANTS, INC. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF OPERATIONS

	For the quarters ended
	April 2, 2021	March 31, 2020
	(in thousands, except per share data)
Revenues	$123,269	$109,302

Cost of revenues	(64,628)	(58,898)
Operating expenses	(50,345)	(68,333)

Operating income/(loss)	8,296	(17,929)

Interest expense	(23,042)	(5,640)

(Loss) before income taxes	(14,746)	(23,569)
Income tax expense	(44)	-

Net (loss)	(14,790)	(23,569)

Provision for non-controlling interest	12,169	3,260

Redeemable preferred stock dividends	(5,899)	(2,244)

Net (loss) attributable to Class A common stock shareholders/members	$(8,520)	$(22,553)

(Loss) Per Class A Common Share	$(0.60)	(0.26)

Weighted average of shares outstanding:

Class A common shares (basic and diluted)	14,256,484	5,767,342

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ATLAS TECHNICAL CONSULTANTS, INC. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF CASH FLOWS

	For the quarters ended
	April 2, 2021	March 31, 2020
	(in thousands)
Cash flows from operating activities:
Net (loss)	$(14,790)	$(23,569)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,560	5,002
Equity-based compensation expense	446	9,845
Interest expense, paid in kind	864	-
Loss (gain) on sale of property and equipment	11	11
Write-off of deferred financing costs related to debt extinguishment	15,197	1,712
Amortization of deferred financing costs	631	249
Provision for bad debts	(189)	92
Changes in assets & liabilities:
Decrease in accounts receivable and unbilled receivable	9,536	193
(Increase) decrease in prepaid expenses	(2,691)	789
Decrease in other current assets	1,752	283
(Decrease) in trade accounts payable	(5,409)	(3,948)
(Decrease) in accrued liabilities	(5,629)	(1,248)
(Decrease) in other current and long-term liabilities	(3,205)	(1,956)
(Increase) in other long-term assets	(391)	(27)

Net cash provided by (used in) operating activities	693	(12,572)

Cash flows from investing activities:
Purchases of property and equipment	(691)	(1,080)
Purchase of business, net of cash acquired	(97)	(10,500)

Net cash (used in) investing activities	(788)	(11,580)

Cash flows from financing activities:
Proceeds from issuance of debt	461,754	302,000
Payment of loan acquisition costs	(7,560)	(11,886)
Repayments of debt	(294,463)	(171,144)
Proceeds from issuance of redeemable preferred stock	-	141,840
Issuance of common stock	-	10,229
Member distributions	-	(21,830)
Payment to shareholders associated with Atlas Business Combination	-	(226,318)
Payment of redeemable preferred stock dividends	(1,185)	-
Repayment of redeemable preferred stock	(156,186)	-
Net cash provided by financing activities	2,360	22,891

Net change in cash and equivalents	2,265	(1,261)

Cash and equivalents - beginning of period	14,062	20,185

Cash and equivalents - end of period	$16,327	$18,924

Supplemental information:
Cash paid during the period for:
Interest	$5,656	$3,508
Taxes	44	-

Capital assets financed	165	157
Contingent consideration share settled	-	1,060
Dividends on preferred shares accrued and not paid	-	912

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ATLAS TECHNICAL CONSULTANTS, INC. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEMBERS’ CAPITAL

	(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid in	Members’	Non- Controlling	Retained	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Capital	Interests	Earnings	Equity
Balance at December 31, 2019		$-		$-	$-	$127,443	$-	$-	$127,443
Member distributions						(21,830)			(21,830)
Equity based compensation						9,845			9,845
Net income prior to Atlas Business Combination						(21,047)			(21,047)
Recapitalization in connection with Atlas Business Combination	5,767	1	23,974	2	(23,632)	(94,411)	(96,990)		(215,030)
Net (loss) post Atlas Business Combination							(1,451)	(1,071)	(2,522)
Dividends on redeemable preferred stock							(1,809)	(435)	(2,244)
Balance at March 31, 2020	5,767	$1	23,974	$2	$(23,632)	$-	$(100,250)	$(1,506)	$(125,385)

Balance at December 31, 2020	12,842	1	22,439	2	(37,382)	-	(90,566)	(6,203)	(134,148)
Equity based compensation					446				446
Conversion of shares	2,315	1	(2,315)		(9,344)		9,344		1
Net (loss)							(8,654)	(6,136)	(14,790)
Dividends on redeemable preferred stock							(3,515)	(2,384)	(5,899)
Balance at April 2, 2021	15,157	$2	20,124	$2	$(46,280)	$-	$(93,391)	$(14,723)	$(154,390)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ATLAS TECHNICAL CONSULTANTS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

Atlas Technical Consultants, Inc. (the “Company”, “We”, or “Atlas” and formerly named Boxwood Merger Corp. (“Boxwood”)) was a blank check company, incorporated in Delaware on June 28, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, or other similar business transaction, one or more operating businesses or assets.

On February 14, 2020 (the “Closing Date”), the Company consummated its acquisition of Atlas Intermediate Holdings LLC, a Delaware limited liability company (“Atlas Intermediate”), pursuant to the Unit Purchase Agreement, dated as of August 12, 2019, as amended on January 22, 2020 (the “Purchase Agreement”), by and among the Company, Atlas TC Holdings LLC, a wholly-owned subsidiary of the Company and a Delaware limited liability company (“Holdings”), Atlas TC Buyer LLC, a wholly-owned subsidiary of Holdings and a Delaware limited liability company (the “Buyer”), Atlas Intermediate and Atlas Technical Consultants Holdings LP, a Delaware limited partnership (the “Seller”). The acquisition of Atlas Intermediate pursuant to the Purchase Agreement, together with the other transactions contemplated by the Purchase Agreement is referred to herein as the “Atlas Business Combination.”

Following the consummation of the Atlas Business Combination, the combined company is organized in an “Up-C” structure in which the business of Atlas Intermediate and its subsidiaries is held by Holdings and will continue to operate through the subsidiaries of Atlas Intermediate, and in which the Company’s only direct assets will consist of common units of Holdings (“Holdings Units”). The Company is the sole manager of Holdings in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Holdings (the “Holdings LLC Agreement”) entered into in connection with the consummation of the Atlas Business Combination.

The Company has approximately 140 offices in 41 states, employs approximately 3,300 employees and is headquartered in Austin, Texas.

The Company provides public and private sector clients with comprehensive support in managing infrastructure improvement and environmental programs including testing, inspection & certification (TIC) services, complete array of environmental (ENV) services, program/construction/quality management (PCQM) services, as well as engineering & design (E&D) services.

Services are provided throughout the United States and its territories to a broad base of clients, with no single client representing 10% or more of our revenues for either the quarter ended April 2, 2021 or March 31, 2020. Services are rendered primarily on a time and materials and cost-plus basis with approximately 90% of our contracts on that basis and the remainder represented by firm fixed price contracts.

Basis of Presentation

The acquisition of Atlas Intermediate has been accounted for as a reverse recapitalization. Under this method of accounting, Atlas is treated as the acquired company and Atlas Intermediate is treated as the acquirer for financial reporting purposes. Therefore, the consolidated financial results include information regarding Atlas Intermediate as the Company’s predecessor entity. Thus, the financial statements included in this report reflect (i) the historical operating results of Atlas Intermediate prior to the Atlas Business Combination; (ii) the combined results of the Company, which does not have any operating results and includes only certain costs such as the compensation for the Company’s board of directors (the “Board”), certain legal fees and taxes, and Atlas Intermediate following the Atlas Business Combination; (iii) the assets, liabilities and members’ capital of Atlas Intermediate at their historical costs; and (iv) the Company’s equity and earnings per share presented for the period from the Closing Date.

The accompanying interim statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments and disclosures necessary for a fair statement of these interim statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year or for any other period. These interim statements should be read in conjunction with the audited financial statements for the year ended December 31, 2020 included in our Annual Report on Form 10-K that the Company filed with the SEC on March 23, 2021.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (as defined herein), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Reclassification

Certain amounts reported in prior years in the financial statements have been reclassified to conform to the current year’s presentation. This reclassification did not have any impact to our reported net income or cash flows for the quarter ended March 31, 2020.

Fiscal Year

Prior to this fiscal year, the Company’s subsidiaries reported their results of operations based on 52 or 53-week periods ending on the Friday nearest but not subsequent to December 31, while Atlas reported on a calendar year end. For clarity of presentation, all periods were presented as if the year ended on December 31. During each quarter, our subsidiaries would close on the Friday closest to March 31, June 30, and September 30, and Atlas closed on the actual calendar day. The impact of the difference between these dates has been insignificant to date. The Company appropriately eliminated all transactions between itself and its subsidiaries when presenting its Consolidated Balance Sheet.

On January 4, 2021 the Company’s Board voted unanimously to change the Company’s fiscal year end from December 31 to a 52 or 53 week fiscal year ending on the Friday closest to December 31, effective as of the commencement of the Company’s fiscal year beginning January 1, 2021. Unlike prior years, the Company’s fiscal year can now end subsequent to December 31 if that is the Friday closest to the end of the calendar year. Beginning with this quarter, Atlas and its operating companies closed their quarterly books on the Fridays closest to March 31, June 30, and September 30, respectively, and will close its fiscal year on the Friday closest to December 31. Had the Company made the change in 2020, the effect on the Company’s Consolidated Statement of Operations would have been immaterial, however, we would have reported additional debt repayments, interest payments and preferred stock dividends in the amount of $7.5 million in the quarter ended April 2, 2021. These payments were made at the end of the calendar year ending December 31, 2020 and were appropriately reflected in the financial statements as of and for the year ended December 31, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable and Accrued Billings

The Company records its trade accounts receivable and unbilled receivables at their face amounts less allowances. On a periodic basis, the Company monitors the trade accounts receivable and unbilled receivables from its customers for any collectability issues. The allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. The Company writes off accounts after a determination has been made by management that the amounts at issue are no longer likely to be collected, following the exercise of reasonable collection efforts, and upon management’s determination that the costs of pursuing collection outweigh the likelihood of recovery. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

As of April 2, 2021 and December 31, 2020, the allowance for trade accounts receivable was $2.0 million and $2.2 million, respectively, while the allowance for unbilled receivables was $0.4 million and $0.4 million, respectively. The allowances reflect the Company’s best estimate of collectability risks on outstanding receivables and unbilled services.

Property and Equipment

Purchases of new assets and costs of improvement to extend the useful life of existing assets are capitalized. Routine maintenance and repairs are charged to expenses as incurred. When an asset is sold or retired, the costs and related accumulated depreciation are eliminated from the accounts, and the resulting gains or losses on disposal are recognized in the accompanying Consolidated Statement of Operations. The Company depreciates its assets on a straight-line basis over the assets’ useful lives, which range from three to ten years.

Impairment of Long-Lived Assets

The Company assesses long-lived assets for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. The Company recognizes an impairment if the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. If an impairment is indicated based on a comparison of the assets’ carrying amounts and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amounts of the assets exceed the respective fair values of the assets. There were no impairment charges for the quarters ended April 2, 2021 and March 31, 2020.

Goodwill

Goodwill represents the excess of the cost of net assets acquired over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles – Goodwill and Other, we evaluate goodwill annually for impairment on October 1, or whenever events or changes in circumstances indicate the asset may be impaired, using the quantitative method. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include: macroeconomic and industry conditions, cost factors, overall financial performance and other relevant entity-specific events. If we determine that this threshold is met, then performing the two-step quantitative impairment test is unnecessary. We may elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. The two-step impairment test requires a comparison of the carrying value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit. We determine fair value through the discounted cash flow method. We make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of our reporting units. If the carrying value of our reporting unit exceeds the fair value of our reporting unit, we would calculate the implied fair value as compared to the carrying value to determine the appropriate impairment charge, if any. There were no impairment charges for the quarters ended April 2, 2021 and March 31, 2020.

Revenue Recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), using the modified retrospective approach to all contracts that were not completed as of the beginning of fiscal year 2019. We utilize the portfolio method practical expedient, which allows companies to account for multiple contracts as a portfolio, instead of accounting for them on a contract by contract basis (commonly known as the contract method). For our time and materials contracts, we apply the as-invoiced practical expedient, which permits us to recognize revenue as the right to invoice for services performed. The new standard did not materially affect our consolidated net income, financial position, or cash flows.

Below is a description of the basic types of contracts from which the Company may earn revenue:

Time and Materials Contracts

Under the time and materials (“T&M”) arrangements, contract fees are based upon time and materials incurred. The contracts may be structured as basic time and materials, cost plus a margin or time and materials subject to a maximum contract value (the “ceiling”). Due to the potential limitation of the contract’s ceiling, the economic factors of the contracts subject to a ceiling differ from the economic factors of basic T&M and cost plus contracts.

The majority of the Company’s contracts are for projects where it bills the client monthly at hourly billing or unit rates. The billing rates are determined by contract terms. Under cost plus contracts, the Company charges its clients for contract related costs at cost, an agreed upon overhead rate plus a fixed fee or rate.

Under time and materials contracts with a ceiling, the Company charges the clients for time and materials based upon the work performed however there is a ceiling or a not to exceed value. There are often instances that a contract is modified to extend the contract value past the original or amended ceiling. As the consideration is variable depending on the outcome of the contract renegotiation, the Company will estimate the total contract price in accordance with the variable consideration guidelines and will only include consideration that it expects to receive from the customer. When the Company is reaching the ceiling, the contract will be renegotiated, or we cease work when the maximum contract value is reached. The Company will continue to work if it is probable that the contract will be extended. The Company is only entitled to consideration for the work it has performed, and the ceiling amount is not a guaranteed contract value.

The Company earned approximately 90% and 95% of its revenues under T&M contracts during the quarters ended April 2, 2021 and March 31, 2020, respectively.

Fixed Price Contracts

Under fixed price contracts, the Company’s clients pay an agreed amount negotiated in advance for a specified scope of work. The Company is guaranteed to receive the consideration to the extent that the Company delivers under the contract. The Company assesses contracts quarterly and may recognize any expected future loss before actually incurring the loss. When the Company is expecting to reach the total consideration under the contract, the Company will begin to negotiate a change order.

Change Orders and Claims

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its client may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Management evaluates when a change order is probable based upon its experience in negotiating change orders, the customer’s written approval of such changes or separate documentation of change order costs that are identifiable. Change orders may take time to be formally documented and terms of such change orders are agreed with the client before the work is performed. Sometimes circumstances require that work progresses before an agreement is reached with the client. If the Company is having difficulties in renegotiating the change order, the Company will stop work if possible, record all costs incurred to date, and determine, on a project by project basis, the appropriate final revenue recognition.

Claims are amounts in excess of the agreed contract price that the Company seeks to collect from its clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Costs related to change orders and claims are recognized when they are incurred. The Company evaluates claims on an individual basis and recognizes revenue it believes is probable to collect.

Performance Obligations

The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct. However, in some instances, we may also promise to provide distinct goods or services within a contract, resulting in multiple performance obligations. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. Typically, we sell a customer a specific service and use the expected cost plus a margin approach to estimate the standalone selling price of each performance obligation.

The Company’s performance obligations are satisfied as work progresses or at a point in time. Revenue on our cost-reimbursable contracts is recognized over time using direct costs incurred or direct costs incurred to date as compared to the estimated total direct costs for performance obligations because it best depicts the transfer of control to the customer. Contract costs include labor, subcontractors’ costs and other direct costs.

Gross revenue from services transferred to customers at a point in time is recognized when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer of the reports and/or analysis performed.

As of April 2, 2021 and December 31, 2020, we had $689 million and $628 million of remaining performance obligations, or backlog, respectively, of which $413 million and $377 million, respectively, or 60% is expected to be recognized over the next 12 months and the majority of the balance over the next 24 months. Project cancellations or scope adjustments may occur, from time to time, with respect to contracts reflected in backlog. Most of our government contracts are multi-year contracts for which funding is appropriated on an annual basis, therefore backlog includes only those amounts that have been funded and authorized and does not reflect the full amounts we may receive over the term of such contracts. In the case of non-government contracts, backlog includes future revenue at contract rates, excluding contract renewals or extensions that are at the discretion of the client. For contracts with a not-to-exceed maximum amount, we include revenue from such contracts in backlog to the extent of the remaining estimated amount. Our backlog for the period beyond 12 months may be subject to variation from year-to-year as existing contracts are completed, delayed, or renewed or new contracts are awarded, delayed, or cancelled. As a result, we believe that year-to-year comparisons of the portion of backlog expected to be performed more than one year in the future are difficult to assess and not necessarily indicative of future revenues or profitability.

Contract Assets and Liabilities

The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities). Billed and unbilled receivables are reflected on the face of the Consolidated Balance Sheet. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized on these contracts as of the reporting date and is reported within “other current liabilities” on the Consolidated Balance Sheet. This liability was $0 thousand as of April 2, 2021 and December 31, 2020. Revenue recognized that was included in the contract liability balance at the beginning of the fiscal year was $0 thousand and $32 thousand for the quarters ended April 2, 2021 and March 31, 2020, respectively.

U.S. Federal Acquisition Regulations

The Company has contracts with the U.S. federal, state and local governments that contain provisions requiring compliance with the U.S. Federal Acquisition Regulations (“FAR”). These regulations are generally applicable to all of its contracts that are directly funded or partially funded by pass through funds from the U.S. federal government. These provisions limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed under forward pricing arrangements. Most of the Company’s government contracts are subject to termination at the convenience of the government. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Government contracts that are subject to the FAR are subject to audits performed by the Defense Contract Audit Agency (“DCAA”) and many other state governmental agencies. As such, the Company’s overhead rates, cost proposals, incurred government contract costs and internal control systems are subject to review. During the course of its audits, the DCAA or a state agency may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or Cost Accounting Standards and recommend that the applicable contracting officer disallow such costs. Historically, the Company has not incurred significant disallowed costs because of such audits. However, the Company can provide no assurance that the rate audits will not result in material disallowances of incurred costs in the future. The Company provides for a refund liability to the extent that it expects to refund some of the consideration received from a customer. The liability at April 2, 2021 and December 31, 2020 was $0, respectively.

Disaggregation of Revenues

As described further in Note 2 – Summary of Significant Accounting Policies, the Company has one operating segment, Engineering, Testing, Inspection and Other Consultative Services, which reflects how the Company is being managed. The Company provides public and private sector clients with comprehensive support in managing large-scale infrastructure improvement programs including engineering, design, program development/management, compliance services, acquisition and project control services, as well as construction engineering and inspection and materials testing. Approximately 50% of the Company’s revenues in each reporting period presented are derived from federal, state and local government related projects.

All services performed by the Company are rendered in the United States and its territories via two contract types, time and materials or fixed price contracts. The Company derives 90% of its revenues from T&M contracts, the remainder are earned under fixed price contracts.

Cash Flows

The Company has presented its cash flows using the indirect method and considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents. At times, our cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance limit.

Comprehensive Income

There are no other components of comprehensive income other than net income and the provision for non-controlling interest associated with Holdings Units.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. These risks primarily relate to the concentration of customers who are large, governmental customers and regional governmental customers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements (“ASC 820”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 — Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access.

Level 2 — Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 — Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company has various financial instruments, including cash and cash equivalents, accounts receivable and payable, accrued liabilities, and long-term debt. The carrying value of the Company’s cash and cash equivalents, accounts receivable, and payable and accrued liabilities approximate their fair value due to their short-term nature. The Company believes that the aggregate fair values of its long-term debt approximates their carrying amounts as the interest rates on the debt are either reset on a frequent basis or reflect current market rates.

The Company applies the provisions of ASC 805, Business Combinations, in the accounting for its acquisitions, which requires recognition of the assets acquired and the liabilities assumed at their acquisition date fair values, separately from goodwill. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the tangible and identifiable intangible assets acquired and liabilities assumed. The allocation of the purchase price to identifiable intangible assets is based on valuations performed to determine the fair values of such assets as of the acquisition dates. Depending on the size and complexity of the acquisition, the Company may engage a third-party independent valuation specialist to assist in management’s determination of fair values of tangible and intangible assets acquired and liabilities assumed. The fair values of earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. The Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and records the estimated fair value of contingent consideration as a liability on the Consolidated Balance Sheet. Changes in the estimated fair value of contingent earnout payments are included in operating expenses in the accompanying Consolidated Statements of Operations.

Several factors are considered when determining contingent consideration liabilities as part of the purchase price, including whether (i) the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price; and (ii) the former owners of the acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of other key employees. The contingent earn-out payments are not affected by employment termination.

The Company reviews and re-assesses the estimated fair value of contingent consideration liabilities on a quarterly basis, and the updated fair value could differ materially from the initial estimates. The Company measures contingent consideration recognized in connection with business combinations at fair value on a recurring basis using significant unobservable inputs classified as Level 3 inputs. The Company uses a probability-weighted discounted cash flow approach as a valuation technique to determine the fair value of the contingent consideration liabilities on the acquisition date and at each reporting period. The significant unobservable inputs used in the fair value measurements are projections over the earn-out period, and the probability outcome percentages that are assigned to each scenario. Significant increases or decreases to either of these inputs in isolation could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liabilities. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate on the acquisition date and amount paid will be recorded in earnings. The Company records the current portion of contingent consideration liability within other current liabilities and the noncurrent portion of contingent consideration liability within other long-term liabilities within its Consolidated Balance Sheet.

The following table summarizes the changes in the fair value of estimated contingent consideration:

Contingent consideration, as of December 31, 2020	$18,200
Additions for acquisitions	-
Adjustment to preliminary liability for changes in fair value	(4,400)
Reduction of liability for payment made	-
Total contingent consideration, as of April 2, 2021	13,800
Current portion of contingent consideration	(3,100)
Contingent consideration, less current portion	$10,700

The Company may at its discretion settle the contingent consideration with cash, common shares or a combination of cash and common shares.

Equity Based Compensation

The Company recognizes the cost of services received in an equity based payment transaction with an employee as services are received and records either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria.

The measurement objective for these equity awards is the estimated fair value at the grant date of the equity instruments that the Company is obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation cost for an award classified as an equity instrument is recognized ratably over the requisite service period, including an estimate of forfeitures. The requisite service period is the period during which an employee is required to provide service in exchange for an award.

Consistent with the change in control provisions within the applicable agreements, the Company fully expensed the remaining unamortized value of the stock awards that vested upon the completion of the Atlas Business Combination during the quarter ended March 31, 2020.

However, the Company granted restricted stock units (“RSUs”) during the second quarter of 2020 as a means to reward and retain selected management personnel. Please refer to Note 10 – Equity Based Compensation for further information. An additional grant of RSUs was made to a member of the Company’s leadership team on December 31, 2020.

Equity compensation was $446 thousand and $9,845 thousand for the quarters ended April 2, 2021 and March 31, 2020, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the FASB ASC Topic 740, Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including current and historical results of operations, future income projections, scheduled reversals of deferred tax amounts, availability of carrybacks, and potential tax planning strategies. Based on our assessment, we have concluded that a portion of the deferred tax assets will not be realized.

According to the authoritative guidance on accounting for uncertainty in income taxes, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. This guidance also addresses de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions.

Redeemable Preferred Stock

On February 14, 2020, in connection with the consummation of the Atlas Business Combination, Holdings and GSO COF III AIV-2 LP (“GSO AIV-2”) entered into a subscription agreement, dated February 14, 2020 (the “Subscription Agreement”) pursuant to which, GSO AIV-2 purchased 145,000 units of a new class of Series A Senior Preferred Units of Holdings (the “Preferred Units”) at a price per Preferred Unit of $978.21 for an aggregate cash purchase price of $141,840,450, which represented a 2.179% original issue discount on the Preferred Units (such purchase, the “GSO Placement”).

The GSO Placement was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder.

The Preferred Units ranked senior in priority to all other existing and future equity securities of Holdings with respect to liquidation preference and distribution rights.

The Preferred Units had a liquidation preference of $1,000 per Preferred Unit (the “Liquidation Preference”).

Subject to any limitations set forth in the Atlas Credit Agreement (as defined in Note 7 – Long-Term Debt), the Preferred Units were paid a dividend of 5% per annum, plus either an additional 6.25% per annum in cash or 7.25% per annum in additional Preferred Units, at Holdings’ option, payable quarterly in arrears.

If a cash dividend was not able to be made because of a limitation under the Atlas Credit Agreement, then the Liquidation Preference with respect to any Preferred Unit would have increased to 3.5625% in any quarter until a cash dividend could be made.

The Preferred Units did not possess voting rights and were not convertible into any other security of Holdings.

Holdings was permitted to redeem the Preferred Units beginning on the second anniversary of the Closing Date at a price of 103% of the Liquidation Preference (the “Redemption Premium”), and on the third anniversary of their issuance at the Liquidation Preference, in each case plus accrued and unpaid dividends. The Preferred Units could only be redeemed by Holdings within the first two years of the Closing Date upon a change of control as described below, in which case such Preferred Units would have been redeemed at a customary make-whole amount as if the Preferred Units were redeemed on the second anniversary.

Subject to the terms of Holdings’ and its subsidiaries’ senior credit agreements, Holdings was required to redeem the Preferred Units at the Redemption Premium, plus accrued and unpaid dividends, in the event of (i) a change of control, (ii) sales or other dispositions of all or substantially all of Holdings’ assets and (iii) the insolvency or bankruptcy of Holdings or any of its material subsidiaries.

Finally, holders of the Preferred Units were permitted to require Holdings to redeem their Preferred Units at the Liquidation Preference, plus accrued and unpaid dividends, beginning on the eighth anniversary of the Closing Date, subject to certain customary limitations.

The Preferred Units were redeemed in full at par without a premium on February 25, 2021.

Redeemable preferred stock, as of December 31, 2020	$151,391
Accrued paid in-kind dividends	1,718
Accretion of discount	3,077
Redemption	(156,186)
Redeemable preferred stock, as of April 2, 2021	$-

Segment

The Company has one operating and reporting segment, Engineering, Testing, Inspection and Other Consultative Services. This financial information is reviewed regularly by our chief operating decision maker to assess performance and make decisions regarding the allocation of resources and is equivalent to our consolidated information. Our chief operating decision maker does not review below the consolidated level. Our chief operating decision maker is our Chief Executive Officer.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases. ASU 2016-02 requires lessees to recognize, in the balance sheet, a liability to make lease payments and a right-of-use asset representing the right to use the underlying asset over the lease term. The amendments in this accounting standard update are to be applied using a modified retrospective approach and are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the requirements of ASU 2016-02 and its impact on the consolidated and combined financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments (Topic 326) - Credit Losses: Measurement of Credit Losses on Financial Instruments, which provides guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. This ASU will be effective for the Company commencing after December 15, 2022. The Company is in the process of assessing the impact of this ASU on our consolidated financial statements and disclosures.

NOTE 3 – ATLAS BUSINESS COMBINATION

On the Closing Date, the Company completed the acquisition of Atlas Intermediate and its subsidiaries and in return the Atlas Intermediate members: (i) received 24.0 million shares of Class B common stock in the Company, (ii) repaid the $171.5 million of outstanding debt and interest accrued and due lender, (iii) paid $10.9 million of Seller incurred acquisition-related costs, (iv) settled $1.1 million of contingent consideration associated with the SCST, Inc. acquisition and (v) paid $2.2 million of change in control payments due certain executives. This was paid for with: (i) $20.7 million of cash raised from special purpose acquisition company (“SPAC”) shareholders and the private placement discussed herein, (ii) the issuance of redeemable preferred stock in the amount of $141.8 million and (iii) the issuance of new debt in the amount of $271.0 million as discussed in Note 7 – Long-Term Debt.

The shares of non-economic Class B common stock of the Company entitle each holder to one vote per share, and each Class B share, along with its corresponding Holdings Unit, is redeemable on a one-for-one basis for one share of Class A common stock at the option of the Unit Holders (formerly members) as their lock-up periods expire. Upon the redemption by any Class B common stock, along with the corresponding Holdings Units, for Class A common stock, a corresponding number of shares of Class B common stock will be cancelled.

In connection with the Company’s entry into the Atlas Business Combination, the Company agreed to issue and sell in a private placement an aggregate of 1,000,000 shares of Class A common stock for a purchase price of $10.23 per share, and aggregate consideration of $10.2 million (the “Private Placement”). The Private Placement was consummated concurrently with the Closing Date and the proceeds of the Private Placement were used to fund a portion of the consideration paid to the Atlas Intermediate members.

Because the holders of our Class B common stock have effective control of the combined company after the Closing Date through their majority voting interests in both the Company and, accordingly, Atlas Intermediate, the Atlas Business Combination was accounted for as a reverse recapitalization. Although the Company was the legal acquirer, Atlas Intermediate was the accounting acquirer. As a result, the reports filed by the Company subsequent to the Atlas Business Combination are prepared “as if” Atlas Intermediate is the predecessor and legal successor to the Company. The historical operations of Atlas Intermediate are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of Atlas Intermediate prior to the Atlas Business Combination; (ii) the combined results of the Company, which does not have any operating results and includes only certain costs such as the compensation for the Company’s Board, certain legal fees and taxes, and Atlas Intermediate following the Atlas Business Combination; (iii) the assets, liabilities and members’ capital of Atlas Intermediate at their historical cost; and (iv) the Company’s equity and earnings per share for the period from the Closing Date.

NOTE 4 – BUSINESS ACQUISITIONS

In February 2020, the Company acquired Long Engineering LLC (“LONG”), a land surveying and engineering company headquartered in Atlanta, Georgia. The aggregate purchase price consideration paid in connection with this stock acquisition was $10.7 million in cash, subject to customary closing working capital adjustments plus an earnout of up to $12.0 million contingent upon the achievement of certain financial targets to be paid upon the first, second and third anniversaries of the closing.

In September 2020, the Company acquired AltaVista Solutions (“Alta Vista”), a provider of testing and inspection services primarily to infrastructure clients. Alta Vista is headquartered in Oakland, California and has offices in California and New York. The purchase agreement called for the Company to pay Alta Vista up to $15.1 million in the form of cash and stock consideration. The Company issued 776,197 shares of Class B common stock to the former owners of Alta Vista, which represented $7.0 million of the total consideration paid. Total consideration may also be increased or decreased based on results in future years. Final value will be subject to the resolution of certain contingencies.

In November 2020, the Company acquired WesTest LLC (“WesTest”), a testing and engineering services provider with operations in Colorado and Wyoming. WesTest, headquartered in Lakewood, Colorado, received consideration of $4.1 million in the form of cash and stock consideration. The Company issued 285,115 shares of Class A common stock to the former owner of WesTest, which represented $1.6 million of the total consideration paid. Total consideration may also be increased or decreased based on results in future years. Final value will be subject to the resolution of certain contingencies.

Acquisition costs of approximately $0.7 million and $0.3 million have been expensed in the quarters ended April 2, 2021 and March 31, 2020, respectively, in the Consolidated Statement of Operations within operating expenses.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition:

	Long	Alta Vista*	WesTest*
Cash	$-	$314	$649
Accounts receivable	4,994	2,786	1,072
Unbilled receivable	-	4,258	-
Property and equipment	1,423	306	246
Other current and long-term assets	14	707	2
Intangible assets	7,290	4,957	1,459
Liabilities	(1,178)	(2,767)	(304)

Net assets acquired	$12,543	$10,561	$3,124

Consideration paid (cash and equity consideration)	$10,748	$15,098	$4,055
Contingent earnout liability at fair value (cash)	6,700	6,600	500

Total consideration	17,448	21,698	4,555

Excess consideration over the amounts assigned to the net assets acquired (goodwill)	$4,905	$11,137	$1,431

*The above purchase price allocation is tentative and preliminary and subject to further updates as we complete the purchase price allocation.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

The Company depreciates its assets on a straight-line basis over the assets’ useful lives, which range from 3 to 10 years. Property and equipment consist of the following:

	April 2,	December 31,	Average
	2021	2020	Life
Furniture and fixtures	$3,546	$3,492	3-5 years
Equipment and vehicles	33,189	32,797	3-10 years
Computers	19,837	19,649	3 years
Leasehold improvements	5,600	5,548	3-5 years
Construction in Progress	133	130
Less: Accumulated depreciation and amortization	(48,722)	(47,482)
	$13,583	$14,134

Property and equipment under capital leases:

	April 2,	December 31,
	2021	2020
Computer equipment	$1,583	$1,578
Less accumulated depreciation	(1,143)	(1,021)
	$440	$557

Capital leases for computer equipment have an average lease term of five years with minimum lease payments as follows:

2021 (nine months remaining)	$273
2022	364
2023	280
2024	97
2025	18
Thereafter	-
$1,032

Depreciation expense was approximately $1.4 million and $1.4 million for the quarters ended April 2, 2021 and March 31, 2020, respectively.

NOTE 6 – GOODWILL AND INTANGIBLES

The carrying amount, including changes therein, of goodwill was as follows:

Balance as of December 31, 2020	$109,001
Acquisitions	-
Disposals	-
Measurement period adjustments	(4,203)
Balance as of April 2, 2021	$104,798

The Company did not recognize any impairments of goodwill in the quarters ended April 2, 2021 or March 31, 2020. The Company completed its valuation analysis for the contingent consideration related to the LONG acquisition during the quarter ended April 2, 2021 resulting in the adjustment of $4,203 noted above.

Intangible assets as of April 2, 2021 and December 31, 2020 consist of the following:

	April 2, 2021			December 31, 2020			Remaining
	Gross	Accumulated	Net book	Gross	Accumulated	Net book	useful life
	amount	amortization	value	amount	amortization	value	(in years)
Definite life intangible assets:
Customer relationships	$117,185	$(37,021)	$80,164	$117,185	$(34,214)	$82,971	7.2
Tradenames	21,761	(19,113)	2,648	21,761	(18,759)	3,002	2.1
Non-competes	600	(568)	32	600	(565)	35	0.7
Total intangibles	$139,546	$(56,702)	$82,844	$139,546	$(53,538)	$86,008

Amortization expense for the quarters ended April 2, 2021 and March 31, 2020 was $3.2 million and $3.6 million, respectively. Amortization of intangible assets for the next five years and thereafter is expected to be as follows:

2021 (nine months remaining)	$9,491
2022	12,285
2023	11,763
2024	11,221
2025	11,221
Thereafter	26,863
$82,844

NOTE 7 – LONG-TERM DEBT

In March 2019, subsequent to the merger with ATC Group Partners (“ATC”), we repaid all outstanding balances on the combined entity’s loan agreements in full and terminated our prior loan agreements. These loan agreements were replaced with a term loan of $145.0 million and a revolving credit facility of $50.0 million, of which $31.8 million was funded at closing (the “Atlas Credit Facility”). Proceeds of the Atlas Credit Facility were used to repay existing debt of $123.9 million and fund a shareholder distribution of $52.8 million made in April 2019.

The Atlas Credit Facility was secured by assets of Atlas Intermediate. The Atlas Credit Facility required quarterly principal payments of $2.719 million through March 31, 2023, and then $3.625 million until the final maturity in March 2024, and bore interest at an annual rate of LIBOR plus a margin ranging from 275 to 425 basis points determined by the Company’s Consolidated Leverage Ratio, as defined in the Atlas Credit Facility. For the interest payment made in the quarter ended December 31, 2019, the applicable margin was 375 basis points and the total interest rate was 5.500%.

The Atlas Credit Facility was scheduled to mature in March 2024. However, in connection with the consummation of the Atlas Business Combination, the Atlas Credit Facility was repaid and a new credit arrangement (the “Atlas Credit Agreement”) was entered into with Macquarie Capital Funding LLC (the “Lender” or “Lead Arranger”). The Atlas Credit Agreement called for a term loan (the “Term Loan”) in the amount of $281.0 million and revolving letter of credit (the “Revolver”) in the amount of $40.0 million of which $24.0 million was drawn upon through December 31, 2020. The term loan proceeds were used to repay the existing Atlas Credit Facility in the amount of $171.0 million and partially fund the Atlas Business Combination and the LONG acquisition.

Under the terms of the Atlas Credit Agreement, the Term Loan and Revolver were set to mature on February 14, 2027 and February 14, 2025, respectively. Interest was payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The interest rates under the Atlas Credit Agreement were equal to either (i) Adjusted LIBOR as defined in the Atlas Credit Agreement, plus 4.75%, or (ii) an Alternate Base Rate as defined in the Atlas Credit Agreement, plus 3.75%.

The Atlas Credit Agreement was guaranteed by Holdings and secured by (i) a first priority pledge of the equity interests of subsidiaries of Holdings and Atlas Intermediate and (ii) a first priority lien on substantially all other assets of Holdings, Atlas Intermediate and all of their direct and indirect subsidiaries.

On March 31, 2020, the terms of the Atlas Credit Agreement were modified to reduce the maturity of the Term Loan by one year to February 14, 2026 from February 14, 2027. The interest rate for the Term Loan was increased to (i) Adjusted LIBOR as defined in the Atlas Credit Agreement, plus 6.25%, or (ii) an Alternate Base Rate as defined in the Atlas Credit Agreement, plus 5.25%. The interest rate for the Revolver was increased to (i) Adjusted LIBOR as defined in the Atlas Credit Agreement, plus 5.0%, or (ii) an Alternate Base Rate as defined in the Credit Agreement, plus 4.0%. The modification also increased the rate of amortization applicable to the Term Loan to 5.0% per annum (commencing on June 30, 2020).

The modifications to the Atlas Credit Agreement resulted from the exercise of the market-flex rights by the lead arranger in connection with the syndication process, which, in addition, required the payment of an upfront fee in an amount equal to 2% of the currently outstanding Term Loans, which was paid during April 2020. The market-flex rights were included in the Atlas Credit Agreement and were exercised by the lead arranger upon completion of the time period allowed to complete a syndication process.

On February 25, 2021, Atlas Intermediate, as the borrower, entered into two new credit facilities consisting of (i) a $432.0 million senior secured term loan at closing and, subject to the satisfaction of certain terms and conditions, a committed delayed draw term loan facility to be used for future acquisitions in an aggregate principal amount of up to $75.0 million and an uncommitted incremental term loan facility that may be incurred after closing (the “Term Loan”) pursuant to a Credit Agreement dated February 25, 2021, by and among Holdings, Atlas Intermediate, Wilmington Trust, National Association, as administrative agent and collateral agent, and certain lenders thereto, including certain Blackstone entities, which may include, Blackstone Alternative Credit Advisors LP, and its managed funds and accounts, and its affiliates, Blackstone Holdings Finance Co. L.L.C. and its affiliates, and/or certain other of their respective funds, accounts, clients managed, advised or sub-advised, or any of their respective affiliates (the “Term Loan Agreement”) and (ii) a $40.0 million senior secured revolver which aggregate principal amount may be increased, subject to the satisfaction of certain terms and conditions, including obtaining commitments therefor, by up to $20,000,000 (the “Revolver”) pursuant to that certain Credit Agreement dated February 25, 2021, by and among Holdings, Intermediate, JPMorgan Chase Bank, N.A., as administrative agent, swingline lender, issuing bank, lender, sole bookrunner and sole lead arranger (the “ABL Revolver Agreement,” and together with the Term Loan Agreement, collectively the “Credit Agreements”). The Term Loan Agreement refinances that certain Credit Agreement dated as of February 14, 2020 (as amended to date, the “Existing Credit Agreement”), with Macquarie Capital Funding LLC, as administrative agent and certain lenders, which repayment was effectuated partially in cash and partially by way of a cashless exchange of existing term loans and preferred equity for Term Loans.

The Term Loan Agreement and ABL Revolver Agreement are collectively referred to as the “Atlas 2021 Credit Agreements” by the Company.

The initial Term Loan will mature on February 25, 2028 and the Revolver will mature on February 25, 2026.

Interest on any outstanding borrowings is payable monthly under the ABL Revolver Agreement, quarterly under the Term Loan Agreement or, in each case, at the end of the applicable interest period in arrears. The cash interest rates under the Term Loan Agreement will be equal to either (i) the Adjusted LIBO Rate (as defined in the Term Loan Agreement), plus 5.50%, or (ii) an Alternate Base Rate (as defined in the Term Loan Agreement), plus 4.50%. In addition, the term loan requires an additional 2.0% interest that can be made at the option of the Company in cash or payment-in-kind (PIK). The interest rates under the ABL Revolver Agreement will be equal to either (i) the Adjusted LIBO Rate (as defined in the ABL Revolver Agreement), plus 2.50%, or (ii) the ABR (as defined in the ABL Revolver Agreement), plus 1.50%.

The Credit Agreements are guaranteed by Holdings and secured by (i) in the case of the ABL Revolver Agreement, a first priority security interest in the current assets, including accounts receivable, of Holdings, Intermediate and its subsidiaries and (ii) in the case of the Term Loan Agreement, a pledge of the equity interests of the subsidiaries of Holdings and Intermediate, and subject to the first lien security interest on current assets under the Revolver, a first priority lien on substantially all other assets of Holdings, Intermediate and all of their direct and indirect subsidiaries.

The Term Loan Agreement contains a financial covenant which requires Holdings, Atlas Intermediate and all of their direct and indirect subsidiaries on a consolidated basis to maintain a Total Net Leverage Ratio (as defined in each Credit Agreement) tested on a quarterly basis that does not exceed (i) 8.25 to 1.00 with respect to the fiscal quarters ending on April 2, 2021 and July 2, 2021, (ii) 8.00 to 1.00 for the fiscal quarters ending October 1, 2021 and December 31, 2021, (iii) 7.50 to 1.00 for the fiscal quarters ending April 1, 2022 and July 1, 2022, (iv) 7.25 to 1.00 for the fiscal quarters ending September 30, 2022 and December 30, 2022, (v) 7.00 to 1.00 for the fiscal quarters ending March 31, 2023 and June 30, 2023, (vi) 6.75 to 1.00 for the fiscal quarters ending September 29, 2023 and December 29, 2023, and (vii) 6.50 to 1.00 for March 29, 2024 and each fiscal quarter ending thereafter.

The ABL Revolver Agreement contains a “springing” financial covenant which requires Holdings, Intermediate and all of their direct and indirect subsidiaries on a consolidated basis to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Revolver Agreement) of no less than 1.10 to 1.00 when the outstanding principal amount of loans under the Revolver exceeds $0 or the aggregate exposure for letters of credit under the Revolver exceeds $5 million.

The Company has been in compliance with the terms of the Atlas 2021 Credit Agreements and the Atlas Credit Agreement as of April 2, 2021 and December 31, 2020, respectively, and expects to continue to be in compliance for the foreseeable future.

Long-term debt consisted of the following:

	April 2, 2021	December 31, 2020
Atlas 2021 credit agreement - term loan	$432,000	$-
Atlas credit agreement - term loan	-	270,463
Atlas 2021 credit agreement – revolving	29,753	-
Atlas credit agreement – revolving	-	24,000
Atlas 2021 credit agreement – PIK	864	-
Subtotal	462,617	294,463

Less: Loan costs, net	(7,174)	(15,443)

Less current maturities of long-term debt	-	(14,050)

Long-term debt	$455,443	$264,970

Aggregate long-term principal payments subsequent to April 2, 2021, are as follows (amounts in thousands):

2021 (nine months remaining)	$-
2022	3,337
2023	4,488
2024	4,533
2025	4,578
Thereafter	445,681
$462,617

NOTE 8 - SHAREHOLDERS’ EQUITY

Shares Outstanding

Prior to the Atlas Business Combination, the Company was a special purpose acquisition company with no operations, formed as a vehicle to affect a business combination with one or more operating businesses. After the consummation of the Atlas Business Combination, the Company became a holding company whose sole material operating asset consists of its interest in Atlas Intermediate.

The following table summarizes the changes in the outstanding stock and warrants from the December 31, 2020 through April 2, 2021:

	Class A Common Stock	Class B Common Stock	Warrants	Private Placement Warrants
Beginning Balance, as of December 31, 2020	12,841,584	22,438,828	-	-
Issuances	-	-	-	-
Transfers to Class A from Class B	2,315,059	(2,315,059)	-	-
Shares Outstanding at April 2, 2021	15,156,643	20,123,769	-	-

Class A Common Stock –At April 2, 2021 and December 31, 2020, there were 15,156,643 and 12,841,584 shares of Class A common stock issued and outstanding, respectively. Holders of the Company’s Class A common stock are entitled to one vote for each share. The Company is authorized to issue 400,000,000 shares of Class A common stock with a par value of $0.0001 per share.

Class B Common Stock – At April 2, 2021 and December 31, 2020, there were 20,769,123 and 22,438,828 shares of Class B common stock issued and outstanding. respectively. Class B common stock was issued to the holders of Holdings Units in Atlas Intermediate in connection with the Atlas Business Combination and are non-economic but entitle the holder to one vote per share. The Company is not authorized to issue any shares of Class B common stock with a par value of $0.0001 per share to the general public but can issue additional shares of Class B common stock to Atlas acquisition targets as part of the consideration paid with the approval of the Company’s Board.

Public Warrants – In November 2018, the Company consummated its initial public offering of units, each consisting of one share of Class A common stock and one-half of one warrant (“Public Warrant”). At the commencement of the Atlas Business Combination, there were 20,000,000 Public Warrants outstanding. Each Public Warrant entitled the holder to purchase one share of Class A common stock at a price of $11.50 per share. The Public Warrants were set to expire five years after the closing of the Atlas Business Combination or earlier upon redemption or liquidation. The Company had the ability to call the Public Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant with not less than 30 days’ notice provided to the Public Warrant holders. However, this redemption right could only be exercised if the last sale price of the Class A common stock equaled or exceeded $18.00 per share for any 20 trading days within a 30-day trading period ending three business days before we send the notice of redemption to the Public Warrant holders.

In October 2020, the Company offered each holder of its outstanding warrants, including the Public Warrants and the Private Placement Warrants, the opportunity to exchange their warrants for shares of the Company’s Class A common stock, par value $0.0001 per share. Each holder was set to receive 0.1665 or 0.185 shares of Class A common stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the terms of the offer. The redemption rate was dependent upon whether the warrant holder tendered their warrants prior to the offer deadline. Warrant holders who tendered their warrants for exchange prior to the expiration of the tender offer period received the 0.185 conversion rate, and any warrant holders who did not tender their warrants by the appropriate deadline received the 0.1665 conversion rate. The Company concluded the offer in November 2020 and all warrants were converted to Class A common stock by December 31, 2020.

Private Placement Warrants – Upon closing of the Boxwood initial public offering, Boxwood Sponsor LLC (the “Sponsor”) purchased an aggregate of 3,750,000 warrants at a price of $1.00 per warrant (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”). Each Private Placement Warrant was exercisable for one share of Class A common stock at a price of $11.50. The Private Placement Warrants were identical to the Public Warrants discussed above, except (i) they would not be redeemable by the Company so long as they are held by the Sponsor and (ii) they may be exercisable by the holders on a cashless basis. Unlike the public warrants, the private placement warrants were determined to be a liability of the Company while outstanding. The impact of such liability was not material to the Company’s Consolidated Balance Sheet or Statement of Operations.

In connection with the October 2020 offer to the warrant holders to exchange their warrants for the Company’s Class A common stock, the Sponsor opted to fully exchange their Private Placement Warrants for Class A common stock. As of December 31, 2020, there were no remaining Private Placement Warrants issued or outstanding.

Private Placement

In connection with the Company’s entry into the Contribution Agreement, the Company agreed to issue and sell in a private placement an aggregate of 1,000,000 shares of Class A common stock for a purchase price of $10.23 per share, and aggregate consideration of $10.2 million (the “Private Placement”). The Private Placement was consummated concurrently with the Closing Date and the proceeds of the Private Placement were used to fund a portion of the cash consideration paid to the Unit Holders.

Non-controlling Interest

As of April 2, 2021 and December 31, 2020, the Company ownership and voting structure was comprised of holders of our Class A common stock that participate 100% in the results of Atlas Technical Consultants, Inc. and 43.0% and 36.4%, respectively, in Atlas Intermediate and its subsidiaries and holders of our Class B common stock that participate in the results of Atlas Intermediate and its subsidiaries until their Class B common stock is converted to Class A common stock. The holders of our Class B common stock participate in 57.0% and 63.6% as of April 2, 2021 and December 31, 2020, respectively, of Atlas Intermediate and its subsidiaries. In connection with the Atlas Business Combination, it was determined that the results of Atlas Intermediate and its subsidiaries would be fully consolidated within the results of the Company.

Due to the participation of the holders of our Class B common stock in the results of Atlas Intermediate and subsidiaries, a non-controlling interest was deemed to exist. Non-controlling ownership interests in Atlas Intermediate and its subsidiaries are presented in the Consolidated Balance Sheet within shareholders’ equity as a separate component. In addition, consolidated net income includes earnings attributable to both the shareholders and the non-controlling interests.

As holders of our Class B common stock transition to holders of Class A common stock, we adjust our additional paid in capital and non-controlling interest within our Consolidated Balance Sheet and the provision for non-controlling interest in our Consolidated Statement of Operations. Holders of Class B common stock may convert their shares to Class A common stock at their discretion as their contractual lock-ups expire after the Atlas Business Combination. See Note 16 – Subsequent Events for a description of conversions that have occurred subsequent to April 2, 2021.

NOTE 9 – LOSS PER SHARE

The Atlas Business Combination was structured as a reverse capitalization by which the Company issued stock for the net assets of Atlas Intermediate accompanied by a recapitalization. Earnings per share is calculated for the Company only for periods after the Atlas Business Combination due to the reverse recapitalization.

(Loss) per share was calculated as follows:

	Quarter Ended April 2, 2021	Closing Date Through March 31, 2020
Numerator:
Net (loss) post Atlas Business Combination	$(14,790)	$(2,522)
Provision for non-controlling interest	12,169	3,260
Redeemable preferred stock dividends	(5,899)	(2,244)
Net (loss) attributable to Class A common shares - basic and diluted	$(8,520)	$(1,506)

Denominator:
Weighted average shares outstanding - basic and diluted	14,256,484	5,767,342

Net (loss) per Class A common share, basic and diluted	$(0.60)	$(0.26)

The Company had the following shares that were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented but could potentially dilute basic earnings per share in future periods:

	Quarter Ended April 2, 2021	Closing Date Through March 31, 2020
Warrants	-	20,000,000
Private placement warrants	-	3,750,000
Total	-	23,750,000

The Class B common shares are excluded as these shareholders do not share in the income of Atlas Technical Consultants, Inc. and represent a non-controlling interest in the results of Atlas Intermediate and its subsidiaries. The warrants and private placement warrants were exchanged for shares of Class A common stock in late 2020. Please refer “Note 8 – Shareholders’ Equity” for further information.

NOTE 10 – EQUITY BASED COMPENSATION

In December 2017, Atlas Intermediate’s Parent granted service-based Class A units to certain members of Atlas’ management. As of December 31, 2017, 1,000 units were authorized and reserved for issuance with 504 granted in December 2017. The Class A units granted provide for service-based vesting annually over 4 years from the grant date.

In April 2019, Atlas Intermediate’s Parent granted service-based Class A units to certain members of Atlas’ management. As of January 1, 2019, 1,666 units were authorized and reserved for issuance with 973.65 units granted as of December 31, 2019. The Class A units granted provide for service-based vesting annually over 4 years from the grant date. The grant date fair value was determined using assumptions about the current waterfall expected payout.

In connection with the Atlas Business Combination, the outstanding shares were vested under the change of control provisions within the agreements. The shares are currently reflected as Class B Common Shares and may be converted to Class A Common Shares as the lock-up agreements expire.

During the second quarter of 2020, the Company awarded 510,136 restricted share units (“RSUs”) to approximately ninety employees at a grant day fair market value of $8.95 per share. The Company estimates the fair value of the RSUs as the closing price of the Company’s Class A common stock on the grant date of the award, which is expensed over the applicable vesting period. The vesting period for these RSUs is equal annual tranches, pro-ratably over three years, and there is no performance requirement attached to the RSUs other than continued service to the Company.

On January 29, 2021, the Company granted to a member of its executive team 75,000 RSUs of the Company’s Class A common stock, par value $0.0001, retroactive to December 31, 2020. The value of these RSUs approximated $0.5 million and is set to cliff vest on the second anniversary of the grant date.

Equity compensation was $446 thousand and $9,845 thousand for the quarters ended April 2, 2021 and March 31, 2020, respectively.

NOTE 11 – RELATED-PARTY TRANSACTIONS

During the quarters ended April 2, 2021 and March 31, 2020, the Company leased office space at fiar value from former owners of acquired companies that became shareholders and/or officers of the Company. The Company recognized lease expenses under these leases within the Statement of Operations in the amount of $156 thousand and $160 thousand for the quarters ended April 2, 2021 and March 31, 2020, respectively.

During the quarters ended April 2, 2021 and March 31, 2020, the Company performed certain environmental consulting work for an affiliate of one of its principal shareholders or members and collected fees related to these services in the amount of $51 thousand and $53 thousand, respectively.

On February 3, 2020, the Company entered into a subscription agreement with SCST, Inc., a California corporation, pursuant to which it agreed to acquire 105,977 shares of Class A common stock (the “SCST Stock”), for an aggregate purchase price of $1.1 million, in a private placement not registered under the Securities Act, in reliance on the exemption from Registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The issuance of the SCST Stock was completed in connection with the Atlas Business Combination and served to settle the contingent consideration owed to them as of December 31, 2019.

On February 14, 2020, the Company entered into a non-interest bearing short-term loan with the former owners of Atlas Intermediate to purchase insurance contracts in the amount of $1.4 million. The loan was repaid prior to December 31, 2020.

NOTE 12 — EMPLOYEE BENEFIT PLANS

The Company maintains employee savings plans which allow for voluntary contributions into designated investment funds by eligible employees. The Company may, at the discretion of its Board, make additional contributions to these plans. Total contributions related to these plans made by the Company in the quarters ended April 2, 2021 and March 31, 2020 were $1.8 and $1.3 million, respectively.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company is subject to certain claims and lawsuits typically filed against engineering companies, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. While management does not believe that the resolution of these claims will have a material adverse effect, individually or in aggregate, on its financial position, results of operations or cash flows, management acknowledges the uncertainty surrounding the ultimate resolution of these matters.

The Company leases office space, laboratory facilities, and automobiles under operating lease agreements and has options to renew most leases. These leases expire at varying dates through 2025. The Company also rents equipment on a job-by-job basis.

Future minimum payments under non-cancelable operating leases as of April 2, 2021 are as follows:

2021 (nine months remaining)	$11,720
2022	12,685
2023	9,975
2024	5,805
2025	3,143
Thereafter	3,162
$46,490

Rental expense associated with facility and equipment operating leases for the quarters ended April 2, 2021 and March 31, 2020 was $3.0 million and $3.1 million, respectively.

NOTE 14 – COVID-19 PANDEMIC

In the first quarter of 2020, the COVID-19 outbreak spread quickly across the globe. Federal, state and local governments mobilized to implement containment mechanisms and minimize impacts to their populations and economies. Various containment measures, which included stay-at-home orders and restrictions on the operations of businesses, while aiding in the prevention of further outbreak, have resulted in a severe drop in general economic activity, volatility in the financial markets and an economic downturn.

As a result, there have been three financial responses from the U.S. government, in addition to interest rate cuts by the U.S. Federal Reserve Board which were initially implemented to stabilize the U.S. stock markets. The federal government’s stimulus legislation related to COVID-19 include: the Coronavirus Preparedness and Response Supplemental Appropriations Act of 2020, the Families First Coronavirus Response Act, and the Coronavirus Aid, Relief and Economic Security (CARES) Act of 2020 (the “CARES Act”).

In connection with the CARES Act, we have opted to defer the deposit and payment of the employer’s share of Social Security taxes. Under the CARES Act, deferrals are currently allowed from March 27, 2020 through December 31, 2020. The Company has not received any other assistance under the CARES Act, nor does the Company expect to realize any other tax benefits from the program. As of April 2, 2021 and December 31, 2020, the Company has deferred payment of $8.1 million relating to its share of Social Security taxes and $4.0 million of this liability is recorded within other long-term liabilities on its Consolidated Balance Sheet. The remainder is recorded in Accrued Liabilities within the Company’s Consolidated Balance Sheet. The Company has not deferred any additional tax payments subsequent to December 31, 2020.

During the second quarter of 2020, we reduced our workforce through various actions. We routinely assess our staffing levels to make certain that we continue to appropriately service our clients and maintain shareholder value. As a safety focused organization, since the outbreak of COVID-19 and continuing throughout the remainder of 2020, we encouraged our employees to work from home wherever possible and to honor all shelter-in-place rules put forth by their state or local governments. As shelter-in-place rules have been lifted and vaccination efforts are rolled out to the general public, we have allowed our employees to return to our offices when it has been safe to do so and have begun to rehire additional staff.

We continue to monitor the credit quality and access to capital for our non-governmental clients as this can be an indication of their ability to go forth with future projects and continue to pay for contracted services. As an infrastructure company, the work we do is currently deemed essential by Federal, State and local governments but any change from that designation could have a negative result on our business as well as our peers.

We are in compliance with our debt covenants as of April 2, 2021 and we expect that we will continue to be for the foreseeable future.

NOTE 15 – INCOME TAXES

Following the consummation of the Atlas Business Combination, we are organized in an “Up-C” structure in which the business of Atlas Intermediate and its subsidiaries is held by Holdings and will continue to operate through the subsidiaries of Atlas Intermediate, and in which our only direct assets consist of common units of Holdings. We are the sole manager of Holdings in accordance with the terms of the Holdings LLC Agreement entered into in connection with the consummation of the Atlas Business Combination.

Previously, Atlas Intermediate was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the partners and members. As such, no recognition of federal or state income taxes have been provided for in the accompanying consolidated financial statements with the exception of income taxes relating to the C-Corp subsidiaries directly owned by Atlas Intermediate and the State of Texas Margin tax.

Subsequent to the Atlas Business Combination, income taxes relating to the C-Corps owned directly by Atlas Intermediate and the State of Texas Margin tax are considered within the provision of non-controlling interest as it is generated through the results of Atlas Intermediate and its subsidiaries.

Our effective tax rate from continuing operations was (0.2%) and 0.0% for the quarters ending April 2, 2021 and March 31, 2020, respectively. Reconciliation between the amount determined by applying the U.S. federal income tax rate of 21% to pre-tax income from continuing operations and income tax expense is attributable to changes in our mix of pre-tax losses/earnings, the effect of non-controlling interest in income of consolidated subsidiaries, non-deductible transaction costs and changes in our valuation allowance.

The Company provides a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on this evaluation, a valuation allowance has been recorded to reduce net deferred tax assets to an amount that management believes is more than likely not to be realized.

The Company had no unrecognized tax benefits as of April 2, 2021 or December 31, 2020. Interest and, if applicable, penalties are recognized related to unrecognized tax benefits in income tax expense. There are no accruals for interest and penalties as of April 2, 2021 or December 31, 2020.

NOTE 16 – SUBSEQUENT EVENTS

AEL Acquisition

On February 26, 2021, the Company entered into a definitive agreement to acquire Atlantic Engineering Laboratories, Inc. and Atlantic Engineering Laboratories of New York, Inc. (collectively, “AEL”) for cash and an amount of equity consideration consisting of a number of shares of the Company’s Class A common stock equal to $7,750,000 divided by the arithmetic average of the daily VWAP of the Class A common stock for the 20 consecutive trading days immediately prior to the closing, subject to customary adjustments for levels of cash, indebtedness and net working capital (the “Equity Consideration”). The transaction closed April 14, 2021 and was subject to customary closing conditions. The Class A common stock was issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, which exempts transactions by an issuer not involving any public offering. The issuance of the Equity Consideration was not a public offering for purposes of Section 4(a)(2) because (i) the offering was made only to the sellers, (ii) the sellers were accredited investors and (iii) the manner of the issuance, including that the Company did not, and will not, engage in general solicitation or advertising with regard to the issuance of the Equity Consideration and did not, and will not, offer the Equity Consideration to the public in connection with the issuance. AEL is a materials testing and inspection firm based in Avenel, New Jersey, and provides steel, concrete, soil and other testing and inspection services to a diverse mix of public and private clients primarily in New York and New Jersey. AEL added approximately 290 professionals to the Company’s workforce and is expected to strengthen the Company’s materials testing and inspection services in the Northeast.

Reclass of Class B Common Stock to Class A Common Stock

Between April 3, 2021 and May 14, 2021, there have been 15,839,746 conversions of the Company’s Class B common stock, par value $0.0001, to the Company’s Class A common stock, par value $0.0001. This serves to reduce the participation of the Class B shareholders from 57.0% as of April 2, 2021 to 11.9% as of the date of this report. This will be treated as a reclass between Additional Paid in Capital and Non-controlling Interest in the amount of $73.5 million in our financial statements as of July 2, 2021.

Item 2.	Management’s Discussion and Analysis Of financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our unaudited financial statements and accompanying notes included herein. This discussion contains “forward-looking statements” reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors included in our Annual Report on Form 10-K for the year ended December 31, 2020, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements.

For purposes of this section, “we,” “us,” “our,” the “Company” and “Atlas” refers to Atlas Technical Consultants, Inc. (formerly named Boxwood Merger Corp.) and its subsidiaries. The Atlas Business Combination (as defined below) was accounted for as a reverse recapitalization where the Company was the legal acquirer but treated as the accounting acquiree. All references to operations prior to the Atlas Business Combination reflect the results of Atlas Intermediate Holdings LLC, a Delaware limited liability company (“Atlas Intermediate”) and its subsidiaries. Since Atlas Intermediate was determined to be the accounting acquirer, the information included below will include the results of Atlas Intermediate and its subsidiaries through the Atlas Business Combination and will include the Company, including Atlas Intermediate, for transactions occurring after the Atlas Business Combination.

OVERVIEW

Company Overview

Atlas Technical Consultants, Inc. (the “Company”, “We”, or “Atlas” and formerly named Boxwood Merger Corp. (“Boxwood”)) was a blank check company, incorporated in Delaware on June 28, 2017. The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, or other similar business transaction, one or more operating businesses or assets.

On February 14, 2020 (the “Closing Date”), the Company consummated its acquisition of Atlas Intermediate pursuant to the Unit Purchase Agreement, dated as of August 12, 2019, as amended on January 22, 2020 (the “Purchase Agreement”), by and among the Company, Atlas TC Holdings LLC, a wholly-owned subsidiary of the Company and a Delaware limited liability company (“Holdings”), Atlas TC Buyer LLC, a wholly-owned subsidiary of Holdings and a Delaware limited liability company, Atlas Intermediate and Atlas Technical Consultants Holdings LP, a Delaware limited partnership (the “Seller”). The acquisition of Atlas Intermediate pursuant to the Purchase Agreement together with the other transactions contemplated by the Purchase Agreement is referred to herein as the “Atlas Business Combination.”

Following the consummation of the Atlas Business Combination, we are organized in an “Up-C” structure in which the business of Atlas Intermediate and its subsidiaries is held by Holdings and continues to operate through the subsidiaries of Atlas Intermediate, and in which our only direct assets consist of common units of Holdings (the “Holdings Units”). We are the sole manager of Holdings in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Holdings entered into in connection with the consummation of the Atlas Business Combination.

Headquartered in Austin, Texas, we are a leading provider of professional testing, inspection, engineering, environmental, program management and consulting services, offering solutions to public and private sector clients in the transportation, commercial, water, government, education, industrial, healthcare and power markets. With approximately 140 offices located throughout the United States, we provide a broad range of mission-critical technical services, helping our clients test, inspect, certify, plan, design and manage a wide variety of projects across diverse end markets.

We act as a trusted advisor to our clients, helping our clients design, engineer, inspect, manage and maintain civil and commercial infrastructure, servicing the existing structures as well as helping to build new structures. However, we do not perform any construction, and do not take any direct construction risk or engage in any product manufacturing.

We provide a broad range of mission-critical technical services, ranging from providing inspection services in small projects to managing significant aspects of large, multi-year projects. For the year ended December 31, 2020, we:

●	performed approximately 40,000 projects, with average revenue per project of less than $10,000; and

●	delivered approximately 90% of our projects under “time & materials” and “cost-plus” contracts.

We have long-term relationships with a diverse set of clients, providing a base of repeating clients, projects and revenues. Approximately 90% of our revenues are derived from clients who have used our services at least twice in the past three years and more than 95% of our revenues are generated from client relationships longer than 10 years, with greater than 25% of revenues generated from relationships longer than 30 years. Examples of such long-term customers include the Texas and Georgia Departments of Transportation, U.S. Postal Service, Gwinnett County Georgia, New York City Housing Authority, Stanford University, Port of Oakland, United Rentals, Inc., Speedway, Walmart, Inc., and Apple Inc.

Our broad base of customers spans a diverse set of end markets including the transportation, commercial, water, government, education, industrial, healthcare and power sectors. Our customers include government agencies, quasi-public entities, schools, hospitals, utilities and airports, as well as private sector clients across many industries.

Our services require a high degree of technical expertise, as our clients rely on us to provide testing, inspection and quality assurance services to ensure that structures are designed, engineered, built and maintained in accordance with building codes, regulations and the highest safety standards. As such, our services are delivered by a highly-skilled, technical employee base that includes scientists, engineers, inspectors and other field experts. As of April 2, 2021, our technical staff represented approximately 80% of our approximately 3,300 employees.

Our services are typically provided under contracts, some of which are long-term with long lead times between when contracts are signed and when our services are performed. As such, we have a significant amount of contracted backlog, providing for a high degree of visibility with respect to revenues expected to be generated from such backlog. As of April 2, 2021, our contracted backlog was estimated to be approximately $689 million. See “—Backlog” below for additional information relating to our backlog.

COVID-19 Pandemic

See Note 14 to the consolidated financial statements for a discussion of the COVID-19 Pandemic.

Recent Accounting Pronouncements

See Note 2. “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements for a description of the recent accounting pronouncements.

HOW WE EVALUATE OUR OPERATIONS

We use a variety of financial and other information in monitoring the financial condition and operating performance of our business. Some of this information is financial information that is prepared in accordance with generally accepted accounting principles (“GAAP”), while other information may be financial in nature and may not be prepared in accordance with GAAP. Historical information is periodically compared to budgets, as well as against industry-wide information. We use this information for planning and monitoring our business, as well as in determining management and employee compensation.

We evaluate our overall business performance based primarily on a combination of four financial metrics: revenue, backlog, adjusted EBITDA and liquidity measures. These are key measures used by our management team and Board to understand and evaluate our operational performance, to establish budgets and to develop short and long-term operational goals.

Revenue

Revenues for services are derived from billings under contracts (which are typically of short duration) that provide for specific time, material and equipment charges, or lump sum payments and are reported net of any taxes collected from customers. We recognize revenue as it is earned at estimated collectible amounts.

Revenue is recognized as services are performed and amounts are earned in accordance with the terms of a contract. We generally contract for services to customers based on either hourly rates or a fixed fee. In such contracts, our efforts, measured by time incurred, typically are provided in less than a year and represent the contractual milestones or output measure, which is the contractual earnings pattern. For contracts with fixed fees, we recognize revenues as amounts become billable in accordance with contract terms, provided the billable amounts are consistent with the services delivered and are earned. Expenses associated with performance of work may be reimbursed with a markup depending on contractual terms. Revenues include the markup, if any, earned on reimbursable expenses. Reimbursements include billings for travel and other out-of-pocket expenses and third-party costs, such as equipment rentals, materials, subcontractor costs and outside laboratories, which is included in cost of revenues in the accompanying combined statement of income.

Backlog

Effective for the quarter ended April 2, 2021, we define backlog to include the total estimated future revenue streams associated with fully executed contracts as well as an estimate of highly probable revenues from recurring, task order based contracts. As we integrate our acquisitions, we have standardized the backlog definition. Previously we defined backlog as fully awarded and contract work or revenue we expect to realize for work completed. Had we not refined our definition of backlog, our backlog as of April 2, 2021 would have been $640 million.

We use backlog to evaluate Company revenue growth as it typically follows growth in backlog. As backlog is not a defined accounting term, our computation of backlog may not be comparable with that of our peers.

COMPONENTS & FACTORS AFFECTING OUR OPERATING RESULTS

Revenue

We generate revenue primarily by providing infrastructure-based testing, inspection, certification, engineering, and compliance services to a wide range of public- and private-sector clients. Our revenue consists of both services provided by our employees and pass-through fees from subcontractors and other direct costs.

Cost of Revenue

Cost of revenue reflects the cost of personnel and specifically identifiable costs associated with revenue.

Operating Expense

Operating expense includes corporate expenses, including personnel, occupancy, and administrative expenses, including depreciation and amortization.

Interest Expense

Interest expense consists of contractual interest expense on outstanding debt obligations including amortization of deferred financing costs and other related financing expenses.

Income Tax Expense

Following the consummation of the Atlas Business Combination, we are organized in an “Up-C” structure in which the business of Atlas Intermediate and its subsidiaries is held by Holdings and will continue to operate through the subsidiaries of Atlas Intermediate, and in which our only direct assets consist of common units of Holdings. We are the sole manager of Holdings in accordance with the terms of the Holdings LLC Agreement entered into in connection with the consummation of the Atlas Business Combination.

Previously, Atlas Intermediate was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the partners and members. As such, no recognition of federal or state income taxes have been provided for in the accompanying consolidated financial statements with the exception of income taxes relating to the C-Corp subsidiaries directly owned by Atlas Intermediate and the State of Texas Margin tax.

Subsequent to the Atlas Business Combination, income taxes relating to the C-Corps owned directly by Atlas Intermediate and the State of Texas Margin tax are considered within the provision of non-controlling interest as it is generated through the results of Atlas Intermediate and its subsidiaries.

Net Income (loss) From Continuing Operations

Net income (loss) from continuing operations reflects our operating income after taking into account costs and expenses for a given period, while excluding any gain or loss from discontinued operations.

Provision for Non-controlling Interest

Our ownership and voting structure is comprised of holders of our Class A common stock that participate 100% in the results of Atlas Technical Consultants, Inc. and 43.0% in Atlas Intermediate and its subsidiaries and holders of our Class B common stock that participate in the results of Atlas Intermediate and its subsidiaries until their Class B common stock is converted to Class A common stock. The holders of our Class B common stock participate in 57.0% of Atlas Intermediate and its subsidiaries. In connection with the Atlas Business Combination, it was determined that the results of Atlas Intermediate and its subsidiaries would be fully consolidated within the results of the Company.

Due to the participation of the holders of our Class B common stock in the results of Atlas Intermediate and subsidiaries, a non-controlling interest was deemed to exist. Consolidated net income includes earnings attributable to both the shareholders and the non-controlling interests.

The provision for non-controlling interest relates to pre-tax income subsequent to the Atlas Business Combination and includes a pro-rata share of taxes as federal and state income taxes relating to the C-Corps directly owned by Atlas Intermediate and the State of Texas Margin tax as it is generated through the results of Atlas Intermediate and its subsidiaries.

Upon the close of the Atlas Business Combination, the holders of our Class B common stock participated in 80.6% of the results of Atlas Intermediate and its subsidiaries. This percentage has declined over the course of the year due to the exchange of Atlas Intermediate units, together with Class B common shares, for Class A common shares and the exchange of our public and private placement warrants for Class A common shares during November and December 2020 as a result of our tender offer and warrant exchange.

Redeemable Preferred Stock Dividends

On February 14, 2020, in connection with the consummation of the Atlas Business Combination, Holdings and GSO COF III AIV-2 LP (“GSO AIV-2”) entered into a subscription agreement (the “Subscription Agreement”) pursuant to which GSO AIV-2 purchased 145,000 units of a new class of Series A Senior Preferred Units of Holdings (the “Preferred Units”) at a price per Preferred Unit of $978.21, for an aggregate cash purchase price of $141,840,450, which represented a 2.179% original issue discount on the Preferred Units (such purchase, the “GSO Placement”).

The GSO Placement was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder.

On February 25, 2021, the Company, in its capacity as the managing member of Holdings, entered into Amendment No. 1 to the Holdings LLC Agreement to allow Holdings, at the direction of the Board, to redeem all of the Preferred Units at any time using the proceeds from the refinancing of the Atlas Credit Agreement and entry into the Atlas 2021 Credit Agreements.

On February 25, 2021, following the execution of Amendment No. 1 to the Holdings LLC Agreement, Holdings elected to redeem all of the 145,000 Preferred Units then outstanding and held by GSO AIV-2 for $1,084.96 per Preferred Unit for a total redemption price of $157.4 million which included dividends accrued for as of December 31, 2020 (the “Redemption”). Following the Redemption, (i) the Preferred Units are no longer deemed outstanding, (ii) all dividends on the Preferred Units ceased to accrue, and (iii) all rights of the holders thereof as holders of Preferred Units ceased and terminated, except for the right to receive payment under the Redemption.

Net Income (loss) Attributable to Class A Common Stock (Previously Members)

Net income (loss) attribution to holders of our Class A common stock represents our results after the provision for non-controlling interest, the effect of all taxes under the Up-C structure for the period subsequent to the Atlas Business Combination, and dividends due on redeemable preferred stock.

Net income (loss) for the historical results of Atlas Intermediate prior to the Atlas Business Combination are also reported within this line item.

Financial Overview

We had a successful first quarter in 2021 with strong execution from operations, good bookings of new work that gives us a record backlog entering the second quarter of 2021, a new capital structure from the recapitalization of our balance sheet, and the announcement of a definitive agreement to acquire Atlantic Engineering Laboratories of NY, Inc., which subsequently closed in April 2021. Our focus on providing environmental and other professional services without undertaking direct construction risk or having the carbon footprint of a manufacturing entity provides a growing platform for us to assist our clients in addressing their ongoing ESG objectives. During the first quarter of 2021, we were awarded several environmental remediation related contracts, a trend along with our infrastructure work that we expect to continue through 2021 and beyond.

The first quarter of 2021 financial results reflect $17.1 million in charges relating to transaction costs and the write-off of $15.2 million in deferred financing costs that were incurred in 2020 as part of our previous capital structure.

RESULTS OF OPERATIONS

Consolidated Results of Operations

The following table represents our selected results of operations for the periods indicated.

	For the quarters ended
	April 2, 2021	March 31, 2020
Revenues	$123,269	$109,302

Cost of revenues	(64,628)	(58,898)
Operating expenses	(50,345)	(68,333)

Operating income (loss)	8,296	(17,929)

Interest expense	(23,042)	(5,640)

(Loss) before income taxes	(14,746)	(23,569)
Income tax expense	(44)	-

Net (loss)	(14,790)	(23,569)

Provision for non-controlling interest	12,169	3,260

Redeemable preferred stock dividends	(5,899)	(2,244)

Net (loss) attributable to Class A common stock shareholders/members	$(8,520)	$(22,553)

(Loss) Per Class A Common Share	$(0.60)	$(0.26)

Weighted average of shares outstanding:
Class A common shares (basic and diluted)	14,256,484	5,767,342

Comparison of the quarter ended April 2, 2021 to the quarter ended March 31, 2020:

Revenue

Revenue for the quarter ended April 2, 2021 increased $14.0 million, or 13%, to $123.3 million as compared to $109.3 million for the quarter ended March 31, 2020.

The increase in revenue for the quarter ended April 2, 2021 was primarily attributable to our acquisitions made during 2020 in the amount of $10.0 million. The remainder was due to continued growth in our existing platform with the continued infrastructure and environmental spend by our clients as well as we are increasingly able to self-perform higher levels of work as a result of cross selling of our wider array of services. We earn a higher amount of margin on self-performed work than that performed by our subcontractors. Our revenues were negatively impacted during the quarter as a result of the winter storms in Texas.

Cost of Revenue

Cost of revenue for the quarter ended April 2, 2021 increased $5.7 million, or 10%, to $64.6 million as compared to $58.9 million for the quarter ended March 31, 2020. The increase in cost of revenues was due solely to the increase in revenues.

For the quarter ended April 2, 2021, cost of revenue, as a percentage of revenue, decreased to 52.4% from 53.9% for the quarter ended March 31, 2020. This decrease is due to reduced reliance on subcontractors and outside vendors to perform work on our client’s behalf.

Operating Expense

Operating expense for the quarter ended April 2, 2021 decreased $18.0 million, or 26%, to $50.3 million as compared to $68.3 million for the corresponding prior year period. For the quarter ended April 2, 2021, operating expense, as a percentage of revenue, decreased to 40.8% from 62.5% for the quarter ended March 31, 2020.

The decrease in operating expense for the quarter ended April 2, 2021 was primarily attributable to the consummation of the Atlas Business Combination in the quarter ended March 31, 2020 as the Company expensed $7.0 million of acquisition related costs associated with the Atlas Business Combination and $12.0 million of costs incurred with change of control provisions contained within employment agreements and our former Management Incentive Plan. If we were to exclude the costs associated with Atlas Business Combination, operating expenses as a percentage of revenues would have been 45.1% for the quarter ended March 31, 2020 which is fairly comparable with the 40.8% for the quarter ended April 2, 2021.

Interest Expense

Interest expense for the quarter ended April 2, 2021 increased $17.4 million or 309%, to $23.0 million as compared to $5.6 million for the quarter ended March 31, 2020. The primary reason for the increase was due to the write off of deferred loan acquisition costs previously paid in 2020 in connection with the Boxwood Merger in the amount of $15.2 million in the quarter ended April 2, 2021 in comparison to a $1.7 million write-off during the quarter ended March 31, 2020. These write-offs were a result of the repayment of the underlying credit agreements during their respective quarters.

Interest expense also increased for the quarter ended April 2, 2021 due to higher interest rates and borrowing levels relating to the redemption of the Preferred Units. As the Preferred Units were redeemed, we will no longer record dividends for the remainder of the year but will experience an increase in interest expense with the balance of the new term loan increased with the new credit facilities entered into in February 2021.

Income Tax Expense

Income tax expense for the quarter ended April 2, 2021 was $0.0 million compared to income tax expense of $0.0 million for the quarter ended March 31, 2020.

Provision for Non-controlling Interest

The provision for non-controlling interest for the quarter ended April 2, 2021 increased by $9.3 million or 287%, to $12.6 million from $3.3 million for the quarter ended March 31, 2020. This increase is due to the fact that the provision was for a full quarter in 2021 versus partial quarter in 2020. The provision started in the quarter ended March 31, 2020 for the results of operations subsequent to the Atlas Business Combination.

Additionally, the Company incurred higher interest expense and redeemable preferred dividends in the quarter ended April 2, 2021 in connection with the Company’s recapitalization of the Atlas Credit Agreement and redeemable preferred stock into the 2021 Atlas Credit Agreement.

Redeemable Preferred Stock Dividends

Redeemable preferred stock dividends for the quarter ended April 2, 2021 increased by $3.7 million or 163%, to $5.9 million from $2.2 million for the quarter ended March 31, 2020. This increase was due to the acceleration of discount accretion in the amount of $3.1 million that was a result of our decision to redeem the Preferred Units in full prior to their original anticipated maturity.

Adjusted EBITDA

We view adjusted EBITDA, which is a non-GAAP financial measure, as an important indicator of performance. We define adjusted EBITDA as net income before interest expense, provision for income taxes, depreciation and amortization, further adjusted to reflect non-cash equity compensation as well as certain one-time or non-recurring items.

We believe adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at adjusted EBITDA because these amounts are either non-recurring or can vary substantially within the industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income determined in accordance with GAAP. Certain items excluded from adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an indication that results will be unaffected by the items excluded from adjusted EBITDA. Our computations of adjusted EBITDA may not be identical to other similarly titled measures of other companies.

The following table presents reconciliations of adjusted EBITDA to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the quarters ended
	April 2, 2021	March 31, 2020
	(in millions)
Net (loss) income	$(14.8)	$(23.6)
Interest (1)	23.0	5.6
Taxes	-	-
Depreciation and amortization	4.6	5.0
EBITDA	12.8	(13.0)

EBITDA for acquired business prior to acquisition date(2)	-	0.8
One-time legal/transaction costs(3)	0.4	10.7
Other non-recurring expenses(4)	0.9	3.9
Non-cash equity compensation(5)	0.4	10.5

Adjusted EBITDA	$14.5	$12.9

(1)	Includes $15.2 million write-off of deferred financing costs related to debt extinguishment.
(2)	Includes the EBITDA of LONG (which we acquired in February 2020) for the period January 1, 2020 through the date of the respective acquisition.
(3)	Includes professional service-related service fees such as legal, accounting, tax, valuation and other consulting relating to the Atlas Business Combination.
(4)	Includes acquisition related professional fees and board of directors fees not accounted for in Note (2) above.
(5)	Includes the amortization of the restricted share units (RSUs).

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are our cash and cash equivalents balances, cash flow from operations, borrowings under the Atlas 2021 Credit Agreements (as defined below), and access to financial markets. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures, repayment of debt and acquisition expenditures. We believe our sources of liquidity, including cash flow from operations, existing cash and cash equivalents and borrowing capacity under the Atlas 2021 Credit Agreements will be sufficient to meet projected cash requirements for at least the next twelve months.

We continue to assess our business operations and the impact that COVID-19 may have on our financial results and liquidity. Due to the effect of the COVID-19 pandemic and related project delays, during fiscal year 2020 we experienced a reduction in revenues and our cash flows in comparison to the previous comparable period. We will continue to monitor our capital requirements to ensure our needs are in line with available capital resources and we will continue to monitor the impact of COVID-19 on our liquidity. As of April 2, 2021, we had total liquidity of $26.6 million.

Other than the impact on cash flows from operations relating to the decrease in revenues relating to COVID-19, we have not experienced other liquidity decreases.

Cash Flows

The following table sets forth our cash flows for the periods indicated.

	For the quarters ended
	April 2, 2021	March 31, 2020
	($ in thousands)
Net cash provided by (used in) operating activities	$693	$(12,572)
Net cash used in investing activities	(788)	(11,580)
Net cash provided by financing activities	2,360	22,891
Net increase/(decrease) in cash and cash equivalents	$2,265	$(1,261)

Comparison of the three months ended April 2, 2021 to the three months ended March 31, 2020

Cash and Cash Equivalents.

At April 2, 2021 and March 31, 2020 we had $16.3 million and $18.9 million of cash and cash equivalents, respectively.

Operating Activities

Cash flow from operating activities is primarily generated from operating income from our professional and technical testing, inspection engineering and consulting services.

Net cash provided by operating activities was $0.7 million for the quarter ended April 2, 2021, compared to net cash used of ($12.6) million for the quarter ended March 31, 2020. The increase of $13.3 million was primarily due to an increase in the prior year quarter in unbilled receivables in the amount of ($6.6) million relating to a system conversion in one of our operating companies and the payment of ($6.8) million accounts payable and accrued expenses mainly relating to costs associated with the Atlas Business Combination. We did not have either of those situations recur in the quarter ended April 2, 2021.

Investing Activities

Net cash used in investing activities was ($0.8) million for the quarter ended April 2, 2021, compared to ($11.6) million for the quarter ended March 31, 2020. The $10.8 million reduction in cash used was related to our acquisition of LONG in February 2020.

Financing Activities

Net cash provided by financing activities was $2.4 million for the quarter ended April 2, 2021, compared $22.9 million for the quarter ended March 31, 2020. The $20.5 million decrease to net cash provided by financing activities was due to the fact that in the quarter ended March 31, 2020, the Atlas Business Combination provided $10.2 million of Class A common stock proceeds and the Atlas Credit Agreement provided $10.5 million for the acquisition of LONG.

Working Capital

Working capital, or current assets less current liabilities, increased $13.2 million, or 13%, to $113.0 million at April 2, 2021 from $99.8 million at March 31, 2020. This increase in working capital resulted from the payoff of the Atlas Credit Agreement which, had $14.1 million of debt designated as current as of March 31, 2020. The 2021 Atlas Credit Agreement does not require a payment to be made within the next twelve months and as such is classified solely as a non-current liability.

Debt Arrangements

In March 2019, subsequent to the merger with ATC Group Partners (“ATC”), we repaid all outstanding balances on the combined entity’s loan agreements in full and terminated our prior loan agreements. These loan agreements were replaced with a term loan of $145.0 million and a revolving credit facility of $50.0 million, of which $31.8 million was funded at closing (the “Atlas Credit Facility”). Proceeds of the Atlas Credit Facility were used to repay existing debt of $123.9 million and fund a shareholder distribution of $52.8 million made in April 2019.

The Atlas Credit Facility was secured by assets of Atlas Intermediate. The Atlas Credit Facility required quarterly principal payments of $2.719 million through March 31, 2023, and then $3.625 million until the final maturity in March 2024, and bore interest at an annual rate of LIBOR plus a margin ranging from 275 to 425 basis points determined by the Company’s Consolidated Leverage Ratio, as defined in the Atlas Credit Facility. For the interest payment made in the quarter ended December 31, 2019, the applicable margin was 375 basis points and the total interest rate was 5.500%.

The Atlas Credit Facility was scheduled to mature in March 2024. However, in connection with the consummation of the Atlas Business Combination, the Atlas Credit Facility was repaid and we entered into a new credit arrangement (the “Atlas Credit Agreement”) with Macquarie Capital Funding LLC (the “Lender” or “Lead Arranger”). The Atlas Credit Agreement provided for a term loan (the “Term Loan”) in the amount of $281.0 million and revolving letter of credit (the “Revolver”) in the amount of $40.0 million, of which $24.0 million was drawn upon through December 31, 2020. The term loan proceeds were used to repay the existing Atlas Credit Facility in the amount of $171.0 million and partially fund the Atlas Business Combination and the acquisition of LONG.

Under the terms of the Atlas Credit Agreement, the Term Loan and Revolver were set to expire on February 14, 2027 and February 14, 2025, respectively. However, the Atlas Credit Agreement was repaid on February 25, 2021 in connection with the entry into the Atlas 2021 Credit Agreements described below. Interest was payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The interest rates under the Atlas Credit Agreement equaled either (i) Adjusted LIBOR (as defined in the Atlas Credit Agreement), plus 4.75%, or (ii) an Alternate Base Rate (as defined in the Atlas Credit Agreement), plus 3.75%.

The Atlas Credit Agreement was guaranteed by Holdings and secured by (i) a first priority pledge of the equity interests of subsidiaries of Holdings and Atlas Intermediate and (ii) a first priority lien on substantially all other assets of Holdings, Atlas Intermediate and all of their direct and indirect subsidiaries.

On March 31, 2020, the terms of the Atlas Credit Agreement were modified to reduce the maturity of the Term Loan by one year to February 14, 2026 from February 14, 2027. The interest rate for the Term Loan was increased to (i) Adjusted LIBOR Rate as defined in the Atlas Credit Agreement, plus 6.25%, or (ii) an Alternate Base Rate as defined in the Atlas Credit Agreement, plus 5.25%. The interest rate for the Revolver was increased to (i) Adjusted LIBOR Rate as defined in the Atlas Credit Agreement, plus 5.0%, or (ii) an Alternate Base Rate as defined in the Atlas Credit Agreement, plus 4.0%. The modification also increased the rate of amortization applicable to the Term Loan to 5.0% per annum (commencing on June 30, 2020).

The modifications to the Atlas Credit Agreement resulted from the exercise of the market-flex rights by the Lead Arranger in connection with the syndication process, which, in addition, required the payment of an upfront fee in an amount equal to 2% of the currently outstanding Term Loans, which was subsequently paid in April 2020. The market-flex rights were included in the Atlas Credit Agreement and were exercised by the Lead Arranger upon completion of the time period allowed to complete a syndication process.

On February 25, 2021, Atlas Intermediate, as the borrower, entered into two new credit facilities consisting of (i) a $432.0 million senior secured term loan at closing and, subject to the satisfaction of certain terms and conditions, a committed delayed draw term loan facility in an aggregate principal amount of up to $75.0 million and an uncommitted incremental term loan facility that may be incurred after closing (the “2021 Term Loan”) pursuant to a Credit Agreement dated February 25, 2021, by and among Holdings, Atlas Intermediate, Wilmington Trust, National Association, as administrative agent and collateral agent, and certain lenders thereto, including certain Blackstone entities, which may include, Blackstone Alternative Credit Advisors LP, and its managed funds and accounts, and its affiliates, Blackstone Holdings Finance Co. L.L.C. and its affiliates, and/or certain other of their respective funds, accounts, clients managed, advised or sub-advised, or any of their respective affiliates (the “2021 Term Loan Agreement”) and (ii) a $40.0 million senior secured revolver which aggregate principal amount may be increased, subject to the satisfaction of certain terms and conditions, including obtaining commitments therefor, by up to $20,000,000 (the “2021 Revolver”) pursuant to that certain Credit Agreement dated February 25, 2021, by and among Holdings, Intermediate, JPMorgan Chase Bank, N.A., as administrative agent, swingline lender, issuing bank, lender, sole bookrunner and sole lead arranger (the “2021 ABL Revolver Agreement,” and together with the 2021 Term Loan Agreement, collectively the “Atlas 2021 Credit Agreements”).

The initial 2021 Term Loan will mature on February 25, 2028 and the 2021 Revolver will mature on February 25, 2026.

Interest on any outstanding borrowings is payable monthly under the 2021 ABL Revolver Agreement, quarterly under the 2021 Term Loan Agreement or, in each case, at the end of the applicable interest period in arrears. The cash interest rates under the 2021 Term Loan Agreement will be equal to either (i) the Adjusted LIBO Rate (as defined in the 2021 Term Loan Agreement), plus 5.50%, or (ii) an Alternate Base Rate (as defined in the 2021 Term Loan Agreement), plus 4.50%. In addition, the term loan requires an additional 2.0% interest that can be made at the option of the Company in cash or payment-in-kind (PIK). The interest rates under the 2021 ABL Revolver Agreement will be equal to either (i) the Adjusted LIBO Rate (as defined in the 2021 ABL Revolver Agreement), plus 2.50%, or (ii) the ABR (as defined in the 2021 ABL Revolver Agreement), plus 1.50%.

The Atlas 2021 Credit Agreements are guaranteed by Holdings and secured by (i) in the case of the 2021 ABL Revolver Agreement, a first priority security interest in the current assets, including accounts receivable, of Holdings, Intermediate and its subsidiaries and (ii) in the case of the 2021 Term Loan Agreement, a pledge of the equity interests of the subsidiaries of Holdings and Intermediate, and subject to the first lien security interest on current assets under the 2021 Revolver, a first priority lien on substantially all other assets of Holdings, Intermediate and all of their direct and indirect subsidiaries.

The 2021 Term Loan Agreement contains a financial covenant which requires Holdings, Atlas Intermediate and all of their direct and indirect subsidiaries on a consolidated basis to maintain a Total Net Leverage Ratio (as defined in each of the Atlas 2021 Credit Agreements) tested on a quarterly basis that does not exceed (i) 8.25 to 1.00 with respect to the fiscal quarters ending on April 2, 2021 and July 2, 2021, (ii) 8.00 to 1.00 for the fiscal quarters ending October 1, 2021 and December 31, 2021, (iii) 7.50 to 1.00 for the fiscal quarters ending April 1, 2022 and July 1, 2022, (iv) 7.25 to 1.00 for the fiscal quarters ending September 30, 2022 and December 30, 2022, (v) 7.00 to 1.00 for the fiscal quarters ending March 31, 2023 and June 30, 2023, (vi) 6.75 to 1.00 for the fiscal quarters ending September 29, 2023 and December 29, 2023, and (vii) 6.50 to 1.00 for March 29, 2024 and each fiscal quarter ending thereafter.

The 2021 ABL Revolver Agreement contains a “springing” financial covenant which requires Holdings, Intermediate and all of their direct and indirect subsidiaries on a consolidated basis to maintain a Fixed Charge Coverage Ratio (as defined in the 2021 ABL Revolver Agreement) of no less than 1.10 to 1.00 when the outstanding principal amount of loans under the 2021 Revolver exceeds $0 or the aggregate exposure for letters of credit under the 2021 Revolver exceeds $5 million.

The Company has been in compliance with the terms of the Atlas 2021 Credit Agreement and Atlas Credit Agreement as of April 2, 2021 and December 31, 2020, respectively.

Our debt balances are summarized as follows:

	April 2, 2021	December 31, 2020
	(in thousands)
Atlas 2021 credit agreement	$462,617	$-
Atlas credit agreement		294,463
Subtotal	462,617	294,463
Less: Loan costs, net	(7,174)	(15,443)
Less current maturities of long-term debt	-	(14,050)
Long-term debt	$455,443	$264,970

The following table presents, in millions, scheduled maturities of the Company’s debt as of April 2, 2021:

2021 (nine months remaining)	$ -
2022	3.3
2023	4.5
2024	4.5
2025	4.6
Thereafter	445.7
$462.6

Effective Interest Rate

Our average effective interest rate on our total debt, exclusive of redeemable preferred stock, during the quarters ended April 2, 2021 and March 31, 2020 was 7.7% and 6.3%, respectively.

Interest expense, inclusive of amortization of deferred debt issuance costs, in the consolidated statements for the quarters ended April 2, 2021 and March 31, 2020 was $23.0 million (which included $15.2 million non-cash write-off of deferred financing costs) and $5.6 million, respectively.

Other Commitments and Contingencies

In connection with our acquisitions during the year ended December 31, 2020, we may be required to pay earnout bonuses upon the achievement of certain performance targets. This amount may be paid in installments over the first, second and third anniversaries of the acquisition. We have currently accrued $3.1 million and $10.7 million as the fair value of that liability within other current and other long-term liabilities, respectively, within our Consolidated Balance Sheet at April 2, 2021, which is temporary and subject to finalization.

In November 2020, we entered into a financing arrangement of our business-related insurance policies and the amount remaining is $4.4 million as of April 2, 2021.

The Company enters into operating leases relating to office space and equipment leases in the ordinary course of business. Remaining amounts due, in millions, as of April 2, 2021 are as follows:

2021 (nine months remaining)	$11.7
2022	12.7
2023	10.0
2024	5.8
2025	3.1
Thereafter	3.2
$46.5

During 2020, the Company entered into an agreement with its fleet management company pursuant to which it would receive rebates of $1.3 million to be repaid over three years at an interest rate of 2.85% per annum. The rebates were secured by title to selected vehicles within the Company’s owned fleet of vehicles in Georgia and California.

Remaining payments are as follows:

2021 (nine months remaining)	$0.3
2022	0.4
2023	0.2
$0.9

Off-Balance Sheet Arrangements

As of April 2, 2021, we had no material off-balance sheet arrangements.

Effects of Inflation

Based on the analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Item 3.	Quantitative and Qualitative Disclosures About Market Risks

The information called for by this item is not required as we are a smaller reporting company.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Quarterly Report. Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, concluded that, as of April 2, 2021, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

We review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis, to improve our controls and procedures over time and to correct any deficiencies that we may discover in the future. Our goal is to ensure that our senior management has timely access to all material financial and non-financial information concerning our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to significantly modify our disclosure controls and procedures.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended April 2, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting despite the fact that many of our employees are working remotely due to COVID-19. We are continually monitoring and assessing the effects of the COVID-19 situation on our internal controls to minimize the impact on their design and operating effectiveness.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

Currently, we are not a party to any material litigation in any court, and management is not aware of any contemplated proceeding by any governmental authority against us. From time to time, we are involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. We currently believe that any ultimate liability arising out of these matters and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

Item 1A.	Risk factors

During the quarter ended April 2, 2021, there have been no material changes in any risk factors previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2021. We may disclose changes to risk factors or disclose additional factors from time to time in our future filings with the SEC. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds from Registered Securities

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits.

Exhibit Number	Description
2.1	Unit Purchase Agreement, dated August 12, 2019, by and among the Company, Atlas TC Holdings LLC, Atlas TC Buyer LLC, Atlas Intermediate Holdings LLC and Atlas Technical Consultants Holdings LP (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2019).
2.2	Amendment No. 1 to Unit Purchase Agreement, dated as of January 23, 2020, by and among Boxwood Merger Corp., Atlas TC Holdings LLC, Atlas TC Buyer LLC, Atlas Intermediate Holdings LLC and Atlas Technical Consultants LP (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2020).
3.1	Second Amended and Restated Certificate of Incorporation of Atlas Technical Consultants, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2020).
3.2	Second Amended and Restated Bylaws of Atlas Technical Consultants, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2020).
4.1	Specimen Class A common stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-228018), filed with the SEC on November 15, 2018).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No. 333-228018), filed with the SEC on November 15, 2018).
4.3	Warrant Agreement, dated November 15, 2018, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on November 21, 2018).

Exhibit Number	Description
4.4	Amendment No. 1 to Warrant Agreement, dated as of November 17, 2020, by and among the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2020).
10.1*†	Form of RSU Award Agreement (Current Executive).
10.2*†	Form of RSU Award Agreement (Future Executive).
10.3*†	Form of PSU Award Agreement (Employee).
10.4*†	Form of PSU Award Agreement (Executive).

Exhibit Number	Description
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith
†	Management contract and compensatory arrangement in which any director or named executive officer participates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on this 17th day of May, 2020.

ATLAS TECHNICAL CONSULTANTS, INC.

/s/ David D. Quinn, Sr.
Name:	David D. Quinn, Sr.
Title:	Chief Financial Officer
(Principal Financial Officer)

/s/ L. Joe Boyer
Name:	L. Joe Boyer
Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibit 10.1

ATLAS TECHNICAL CONSULTANTS, INC.

RESTRICTED STOCK UNIT AGREEMENT

* * * * *

Participant: ________________________

Grant Date: ________________________

Number of Restricted Stock Units Granted: ____________________

* * * * *

THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”), dated as of the Grant Date specified above (the “Grant Date”), is entered into by and between ATLAS TECHNICAL CONSULTANTS, INC., a corporation organized in the State of Delaware (the “Company”), and the Participant specified above, pursuant to the Atlas Technical Consultants, Inc. 2019 Omnibus Incentive Plan, as in effect and as amended from time to time (the “Plan”).

WHEREAS, it has been determined that it would be in the best interests of the Company to grant the Restricted Stock Units provided herein (“RSUs”) to the Participant.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby mutually covenant and agree as follows:

1. Incorporation By Reference; Plan Document Receipt. This Agreement is subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time), all of which terms and provisions are made a part of and incorporated into this Agreement as if they were each expressly set forth herein. Except as provided otherwise herein, any capitalized term not defined in this Agreement shall have the same meaning as is ascribed thereto in the Plan. The Participant hereby acknowledges receipt of a true copy of the Plan and confirms that the Participant has read the Plan carefully and fully understands its contents. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

2. Grant of Restricted Stock Unit Award. The Company hereby grants to the Participant, as of the Grant Date, the number of RSUs specified above. Except as otherwise provided by the Plan, the Participant agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Participant with any protection against potential future dilution of the Participant’s interest in the Company for any reason, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of the shares of Common Stock underlying the RSUs, except as otherwise specifically provided for in the Plan or this Agreement.

3. Board and Committee Discretion. For the avoidance of doubt and notwithstanding any forfeiture or accelerated vesting provisions contained in this Agreement, each of the Board and the Committee retains full discretion to accelerate vesting of any and all RSUs granted hereunder upon a Participant’s Termination (as defined below).

4. Vesting; Forfeiture; Termination of Employment.

(a) Vesting. Subject to the provisions of this Section 4, the RSUs subject to this Agreement shall become vested as follows, provided that the Participant has not incurred a termination of employment with the Company or any Affiliate thereof (a “Termination”) prior to the applicable vesting date:

Vesting Date	Portion of RSUs That Vest

First Anniversary of the Grant Date	1/3

Second Anniversary of the Grant Date	1/3

Third Anniversary of the Grant Date	1/3

There shall be no proportionate or partial vesting in the periods prior to each vesting date and all vesting shall occur only on the applicable vesting date, subject to the Participant’s continued employment with the Company or any Affiliate thereof on such vesting date.

(b) Forfeiture. Subject to the terms of this Section 4, all unvested RSUs (and all rights arising from such RSUs and from being a holder thereof) shall automatically (without further action by the Company or any Person) be immediately forfeited upon the Participant’s Termination for any reason.

(c) Termination.1 Notwithstanding the foregoing provisions of this Section 4, in the event of the Participant’s Termination by the Company or any Affiliate without Cause (including as a result of a nonrenewal by the Company of an employment agreement entered into by and between the Company or its Affiliate and the Participant), by the Participant for Good Reason or as a result of the Participant’s death or Disability, the RSUs that would have vested upon the immediately succeeding vesting date but for such Termination, if any, shall vest upon the date of such Termination; provided, however, that if the Participant’s Termination by the Company or any Affiliate without Cause or by the Participant for Good Reason, in either event, occurs within two years following a Change in Control, any unvested RSUs granted hereunder shall fully vest as of the date of such Termination. For purposes of this Section 4, “Good Reason” shall mean, without the Participant’s consent, (i) a material diminution in the Participant’s base compensation, (ii) a material and ongoing diminution in the Participant’s title, duties or responsibilities, (iii) the relocation of the Participant’s principal place of employment more than fifty (50) miles from its current location, or (iv) any other material breach of a provision of an employment agreement entered into by and between the Company or its Affiliate and the Participant (other than a provision that is covered by clauses (i) – (iii) above); provided, that none of the foregoing events shall constitute Good Reason unless the Participant provides thirty (30) days’ written notice to the Company setting forth in reasonable specificity the event that constitutes Good Reason within sixty (60) days following the initial occurrence of such event, and the Company fails to cure such event within thirty (30) days after receipt from the Participant of such written notice; provided, further, that if not cured within such period, the Participant’s Termination shall be effective upon the expiration of such cure period.

[1]	RSU Agreement for Chief Executive Officer provides for full accelerated vesting of awards in all of the termination scenarios in this section.

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5. Delivery of Shares. Within thirty (30) days following the applicable vesting date or event of the RSUs, the Participant shall receive a number of shares of Common Stock equal to the number of RSUs that have become vested on the applicable vesting date or event. Neither this Section 5 nor any action taken pursuant to, or in accordance with, this Agreement should be construed to create a trust or a funded or secured obligation of any kind.

6. Rights as Stockholder. The Participant shall have no rights as a stockholder with respect to any shares of Common Stock covered by any RSU unless and until the Participant has become the holder of record of such shares.

7. Non-Transferability. The RSUs, and any rights and interests with respect thereto, issued under this Agreement and the Plan shall not be sold, exchanged, transferred, assigned, pledged, encumbered or otherwise disposed of or hypothecated in any way by the Participant (or any beneficiary of the Participant who holds the RSUs as a result of a Transfer by will or by the laws of descent and distribution), other than in accordance with the provisions of Section 17 of the Plan.

8. Governing Law; Jurisdiction and Venue. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware, without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of the Company to sell and deliver Common Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Common Stock. The Company and the Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or this Agreement, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts located in Austin, Texas, the court of the United States of America for the Western District of Texas, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Texas State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and the Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or this Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

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9. Legends. The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates, if any, representing shares of Common Stock issued pursuant to this Agreement. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates, if any, representing shares of Common Stock acquired pursuant to this Agreement in the possession of the Participant in order to carry out the provisions of this Section 9.

10. Securities Representations. This Agreement is being entered into by the Company in reliance upon the following express representations and warranties of the Participant. The Participant hereby acknowledges, represents and warrants that:

(a) The Participant has been advised that the Participant may be an “affiliate” within the meaning of Rule 144 under the Securities Act and in this connection the Company is relying in part on the Participant’s representations set forth in this Section 10.

(b) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, the shares of Common Stock issuable hereunder must be held indefinitely unless an exemption from any applicable resale restrictions is available or the Company files an additional registration statement (or a “re-offer prospectus”) with regard to such shares of Common Stock and the Company is under no obligation to register such shares of Common Stock (or to file a “re-offer prospectus”).

(c) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, the Participant understands that (i) the exemption from registration under Rule 144 will not be available unless (A) a public trading market then exists for the Common Stock of the Company, (B) adequate information concerning the Company is then available to the public, and (C) other terms and conditions of Rule 144 or any exemption therefrom are complied with, and (ii) any sale of the shares of Common Stock issuable hereunder may be made only in limited amounts in accordance with the terms and conditions of Rule 144 or any exemption therefrom.

11. Entire Agreement; Amendment. This Agreement, together with the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter; provided that, for the avoidance of doubt, the terms of this Agreement shall not be modified by, and the RSUs granted hereunder shall not be subject to, the terms and conditions of any employment or severance agreement between the Participant and the Company or any of its Affiliates in effect as of the Grant Date. This Agreement may be amended by the Company at any time (a) if the Board or the Committee determines, in its sole discretion, that amendment is permitted under the terms of the Plan or necessary or advisable in light of any addition to or change in any federal or state, tax or securities law or other law or regulation, which change occurs after the Grant Date and by its terms applies to the Agreement; or (b) other than in the circumstances described in clause (a) or provided in the Plan, with the Participant’s consent.

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12. Notices. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by certified mail, return receipt requested, and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed, in the case of the Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer. Any person entitled to notice hereunder may waive such notice in writing.

13. Consent to Electronic Delivery; Electronic Signature.  In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

14. No Right to Employment. Any questions as to whether and when there has been a Termination and the cause of such Termination shall be determined in the sole discretion of the Administrator. Nothing in this Agreement confers upon you the right to continue in the employ of or performing services for the Company or any subsidiary, or interfere in any way with the rights of the Company or any subsidiary to terminate your employment or service relationship at any time, subject to any employment agreement or other service agreement in effect between the Company and the Participant.

15. Transfer of Personal Data. The Participant authorizes, agrees and unambiguously consents to the transmission by the Company (or any subsidiary) of any personal data information related to the RSUs awarded under this Agreement for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

16. Compliance with Laws. Notwithstanding any provision of this Agreement to the contrary, the issuance of the RSUs (and the shares of Common Stock upon settlement of the RSUs) pursuant to this Agreement will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Common Stock may then be listed. No Common Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. In addition, Common Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares issued or (b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Agreement will relieve the Company of any liability in respect of the failure to issue such shares of Common Stock as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Board and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Common Stock available for issuance.

5

17. Section 409A. This Agreement and the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that the RSUs are subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Neither the Company nor any of its Affiliates shall have any liability to the Participant, in the event that any amount or benefit under this Agreement or the Plan becomes subject to any taxes, penalties, interest or other expenses under Section 409A of the Code, responsibility for payment of such taxes, penalties, interest or other expenses shall rest solely with the Participant and not with the Company or any of its Affiliates.

18. Taxes. To the extent that the receipt, vesting or settlement of the RSUs results in compensation income or wages to the Participant for federal, state, local and/or foreign tax purposes, the Participant shall make arrangements satisfactory to the Company for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to the RSUs, which arrangements may include the delivery of cash or cash equivalents, Common Stock (including previously owned Common Stock, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to this Agreement), other property, or any other legal consideration the Administrator deems appropriate. If such tax obligations are satisfied through net settlement or the surrender of previously owned Common Stock, the maximum number of shares of Common Stock that may be so withheld (or surrendered) shall be the number of shares of Common Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, local and/or foreign tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to the RSUs, as determined by the Administrator. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash to the Participant.  The Participant acknowledges that there may be adverse tax consequences upon the receipt, vesting or settlement of the RSUs or disposition of the underlying shares and that the Participant has been advised, and hereby is advised, to consult a tax advisor. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Administrator, the Company or any of its Affiliates or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences.

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19. Binding Agreement; Assignment. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns. The Participant shall not assign any part of this Agreement without the prior express written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed.

20. Headings. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

22. Further Assurances. Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Plan and the consummation of the transactions contemplated thereunder.

23. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

24. Clawback. Notwithstanding any provision in this Agreement or the Plan to the contrary, to the extent required by (a) applicable law, including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any SEC rule or any applicable securities exchange listing standards and/or (b) any policy that may be adopted or amended by the Board from time to time, all shares of Common Stock issued hereunder shall be subject to forfeiture, repurchase, recoupment and/or cancellation to the extent necessary to comply with such law(s) and/or policy.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by one of its duly authorized officers, and the Participant has executed this Agreement, effective for all purposes as provided above.

ATLAS TECHNICAL CONSULTANTS, INC.

By:

Name:
Title:

PARTICIPANT:

[Name of Participant]

8

Exhibit 10.2

ATLAS TECHNICAL CONSULTANTS, INC.

RESTRICTED STOCK UNIT AGREEMENT

* * * * *

Participant: ________________________

Grant Date: ________________________

Number of Restricted Stock Units Granted: ____________________

* * * * *

THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”), dated as of the Grant Date specified above (the “Grant Date”), is entered into by and between ATLAS TECHNICAL CONSULTANTS, INC., a corporation organized in the State of Delaware (the “Company”), and the Participant specified above, pursuant to the Atlas Technical Consultants, Inc. 2019 Omnibus Incentive Plan, as in effect and as amended from time to time (the “Plan”).

WHEREAS, it has been determined that it would be in the best interests of the Company to grant the Restricted Stock Units provided herein (“RSUs”) to the Participant.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby mutually covenant and agree as follows:

1. Incorporation By Reference; Plan Document Receipt. This Agreement is subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time), all of which terms and provisions are made a part of and incorporated into this Agreement as if they were each expressly set forth herein. Except as provided otherwise herein, any capitalized term not defined in this Agreement shall have the same meaning as is ascribed thereto in the Plan. The Participant hereby acknowledges receipt of a true copy of the Plan and confirms that the Participant has read the Plan carefully and fully understands its contents. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

2. Grant of Restricted Stock Unit Award. The Company hereby grants to the Participant, as of the Grant Date, the number of RSUs specified above. Except as otherwise provided by the Plan, the Participant agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Participant with any protection against potential future dilution of the Participant’s interest in the Company for any reason, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of the shares of Common Stock underlying the RSUs, except as otherwise specifically provided for in the Plan or this Agreement.

3. Board and Committee Discretion. For the avoidance of doubt and notwithstanding any forfeiture or accelerated vesting provisions contained in this Agreement, each of the Board and the Committee retains full discretion to accelerate vesting of any and all RSUs granted hereunder upon a Participant’s Termination.

4. Vesting; Forfeiture; Termination of Employment.

(a) Vesting. Subject to the provisions of this Section 4, the RSUs subject to this Agreement shall become vested as follows, provided that the Participant has not incurred a termination of employment with the Company or any Affiliate thereof (a “Termination”) prior to the applicable vesting date:

Vesting Date	Portion of RSUs That Vest

First Anniversary of the Grant Date	1/3

Second Anniversary of the Grant Date	1/3

Third Anniversary of the Grant Date	1/3

There shall be no proportionate or partial vesting in the periods prior to each vesting date and all vesting shall occur only on the applicable vesting date, subject to the Participant’s continued employment with the Company or any Affiliate thereof on such vesting date.

(b) Forfeiture. Subject to the terms of this Section 4, all unvested RSUs (and all rights arising from such RSUs and from being a holder thereof) shall automatically (without further action by the Company or any Person) be immediately forfeited upon the Participant’s Termination for any reason.

(c) Termination. Notwithstanding the foregoing provisions of this Section 4, in the event of (a) the Participant’s Termination as a result of the Participant’s death or Disability or (b) the Participant’s Termination by the Company or any Affiliate without Cause or by the Participant for Good Reason occurring within two years following a Change in Control, the RSUs that would have vested upon the immediately succeeding vesting date but for such Termination, if any, shall vest upon the date of such Termination. For purposes of this Section 4, “Good Reason” shall mean, without the Participant’s consent, (i) a material diminution in the Participant’s base compensation, (ii) a material and ongoing diminution in the Participant’s title, duties or responsibilities, (iii) the relocation of the Participant’s principal place of employment more than fifty (50) miles from its current location, or (iv) any other material breach of a provision of an employment agreement entered into by and between the Company or its Affiliate and the Participant (other than a provision that is covered by clauses (i) – (iii) above); provided, that none of the foregoing events shall constitute Good Reason unless the Participant provides thirty (30) days’ written notice to the Company setting forth in reasonable specificity the event that constitutes Good Reason within sixty (60) days following the initial occurrence of such event, and the Company fails to cure such event within thirty (30) days after receipt from the Participant of such written notice; provided, further, that if not cured within such period, the Participant’s Termination shall be effective upon the expiration of such cure period.

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5. Delivery of Shares. Within thirty (30) days following the applicable vesting date or event of the RSUs, the Participant shall receive a number of shares of Common Stock equal to the number of RSUs that have become vested on the applicable vesting date or event. Neither this Section 5 nor any action taken pursuant to, or in accordance with, this Agreement should be construed to create a trust or a funded or secured obligation of any kind.

6. Rights as Stockholder. The Participant shall have no rights as a stockholder with respect to any shares of Common Stock covered by any RSU unless and until the Participant has become the holder of record of such shares.

7. Non-Transferability. The RSUs, and any rights and interests with respect thereto, issued under this Agreement and the Plan shall not be sold, exchanged, transferred, assigned, pledged, encumbered or otherwise disposed of or hypothecated in any way by the Participant (or any beneficiary of the Participant who holds the RSUs as a result of a Transfer by will or by the laws of descent and distribution), other than in accordance with the provisions of Section 17 of the Plan.

8. Governing Law; Jurisdiction and Venue. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware, without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of the Company to sell and deliver Common Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Common Stock. The Company and the Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or this Agreement, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts located in Austin, Texas, the court of the United States of America for the Western District of Texas, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Texas State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and the Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or this Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

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9. Legends. The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates, if any, representing shares of Common Stock issued pursuant to this Agreement. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates, if any, representing shares of Common Stock acquired pursuant to this Agreement in the possession of the Participant in order to carry out the provisions of this Section 9.

10. Securities Representations. This Agreement is being entered into by the Company in reliance upon the following express representations and warranties of the Participant. The Participant hereby acknowledges, represents and warrants that:

(a) The Participant has been advised that the Participant may be an “affiliate” within the meaning of Rule 144 under the Securities Act and in this connection the Company is relying in part on the Participant’s representations set forth in this Section 10.

(b) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, the shares of Common Stock issuable hereunder must be held indefinitely unless an exemption from any applicable resale restrictions is available or the Company files an additional registration statement (or a “re-offer prospectus”) with regard to such shares of Common Stock and the Company is under no obligation to register such shares of Common Stock (or to file a “re-offer prospectus”).

(c) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, the Participant understands that (i) the exemption from registration under Rule 144 will not be available unless (A) a public trading market then exists for the Common Stock of the Company, (B) adequate information concerning the Company is then available to the public, and (C) other terms and conditions of Rule 144 or any exemption therefrom are complied with, and (ii) any sale of the shares of Common Stock issuable hereunder may be made only in limited amounts in accordance with the terms and conditions of Rule 144 or any exemption therefrom.

11. Entire Agreement; Amendment. This Agreement, together with the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter; provided that, for the avoidance of doubt, the terms of this Agreement shall not be modified by, and the RSUs granted hereunder shall not be subject to, the terms and conditions of any employment or severance agreement between the Participant and the Company or any of its Affiliates in effect as of the Grant Date. This Agreement may be amended by the Company at any time (a) if the Board or the Committee determines, in its sole discretion, that amendment is permitted under the terms of the Plan or necessary or advisable in light of any addition to or change in any federal or state, tax or securities law or other law or regulation, which change occurs after the Grant Date and by its terms applies to the Agreement; or (b) other than in the circumstances described in clause (a) or provided in the Plan, with the Participant’s consent.

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12. Notices. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by certified mail, return receipt requested, and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed, in the case of the Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer. Any person entitled to notice hereunder may waive such notice in writing.

13. Consent to Electronic Delivery; Electronic Signature.  In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

14. No Right to Employment. Any questions as to whether and when there has been a Termination and the cause of such Termination shall be determined in the sole discretion of the Administrator. Nothing in this Agreement confers upon you the right to continue in the employ of or performing services for the Company or any subsidiary, or interfere in any way with the rights of the Company or any subsidiary to terminate your employment or service relationship at any time, subject to any employment agreement or other service agreement in effect between the Company and the Participant.

15. Transfer of Personal Data. The Participant authorizes, agrees and unambiguously consents to the transmission by the Company (or any subsidiary) of any personal data information related to the RSUs awarded under this Agreement for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

16. Compliance with Laws. Notwithstanding any provision of this Agreement to the contrary, the issuance of the RSUs (and the shares of Common Stock upon settlement of the RSUs) pursuant to this Agreement will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Common Stock may then be listed. No Common Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. In addition, Common Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares issued or (b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Agreement will relieve the Company of any liability in respect of the failure to issue such shares of Common Stock as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Board and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Common Stock available for issuance.

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17. Section 409A. This Agreement and the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that the RSUs are subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Neither the Company nor any of its Affiliates shall have any liability to the Participant, in the event that any amount or benefit under this Agreement or the Plan becomes subject to any taxes, penalties, interest or other expenses under Section 409A of the Code, responsibility for payment of such taxes, penalties, interest or other expenses shall rest solely with the Participant and not with the Company or any of its Affiliates.

18. Taxes. To the extent that the receipt, vesting or settlement of the RSUs results in compensation income or wages to the Participant for federal, state, local and/or foreign tax purposes, the Participant shall make arrangements satisfactory to the Company for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to the RSUs, which arrangements may include the delivery of cash or cash equivalents, Common Stock (including previously owned Common Stock, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to this Agreement), other property, or any other legal consideration the Administrator deems appropriate. If such tax obligations are satisfied through net settlement or the surrender of previously owned Common Stock, the maximum number of shares of Common Stock that may be so withheld (or surrendered) shall be the number of shares of Common Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, local and/or foreign tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to the RSUs, as determined by the Administrator. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash to the Participant.  The Participant acknowledges that there may be adverse tax consequences upon the receipt, vesting or settlement of the RSUs or disposition of the underlying shares and that the Participant has been advised, and hereby is advised, to consult a tax advisor. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Administrator, the Company or any of its Affiliates or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences.

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19. Binding Agreement; Assignment. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns. The Participant shall not assign any part of this Agreement without the prior express written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed.

20. Headings. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

22. Further Assurances. Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Plan and the consummation of the transactions contemplated thereunder.

23. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

24. Clawback. Notwithstanding any provision in this Agreement or the Plan to the contrary, to the extent required by (a) applicable law, including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any SEC rule or any applicable securities exchange listing standards and/or (b) any policy that may be adopted or amended by the Board from time to time, all shares of Common Stock issued hereunder shall be subject to forfeiture, repurchase, recoupment and/or cancellation to the extent necessary to comply with such law(s) and/or policy.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by one of its duly authorized officers, and the Participant has executed this Agreement, effective for all purposes as provided above.

ATLAS TECHNICAL CONSULTANTS, INC.

By:

Name:
Title:

PARTICIPANT:

[Name of Participant]

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Exhibit 10.3

ATLAS TECHNICAL CONSULTANTS, INC.

PERFORMANCE STOCK UNIT AGREEMENT

* * * * *

Participant: ________________________

Grant Date: ________________________

Target Number of Performance Stock Units Granted: ________________________

Performance Period: January 1, 2021 through December 29, 2023

Performance Metrics: See Exhibit A attached hereto

* * * * *

THIS PERFORMANCE STOCK UNIT AGREEMENT (this “Agreement”), dated as of the Grant Date specified above (the “Grant Date”), is entered into by and between ATLAS TECHNICAL CONSULTANTS, INC., a corporation organized in the State of Delaware (the “Company”), and the Participant specified above, pursuant to the Atlas Technical Consultants, Inc. 2019 Omnibus Incentive Plan, as in effect and as amended from time to time (the “Plan”).

WHEREAS, it has been determined that it would be in the best interests of the Company to make available the Performance Stock Units provided herein (the “PSUs”) to the Participant.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby mutually covenant and agree as follows:

1. Incorporation By Reference; Plan Document Receipt. This Agreement is subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time), all of which terms and provisions are made a part of and incorporated into this Agreement as if they were each expressly set forth herein. Except as provided otherwise herein, any capitalized term not defined in this Agreement or in Exhibit A to this Agreement shall have the same meaning as is ascribed thereto in the Plan. The Participant hereby acknowledges receipt of a true copy of the Plan and confirms that the Participant has read the Plan carefully and fully understands its contents. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

2. Grant of Performance Stock Unit Award. The Company hereby grants to the Participant, as of the Grant Date, the target number of PSUs specified above (the “Target PSUs”). Except as otherwise provided by the Plan, the Participant agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Participant with any protection against potential future dilution of the Participant’s interest in the Company for any reason, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any shares of Common Stock that may be determined to underlie the PSUs following the Performance Period, except as otherwise specifically provided for in the Plan or this Agreement.

3. Board and Committee Discretion. For the avoidance of doubt and notwithstanding any forfeiture or accelerated vesting provisions contained in this Agreement, each of the Board and the Committee retains full discretion to accelerate vesting of any and all PSUs granted hereunder upon a Participant’s Termination.

4. Earned PSUs; Forfeiture.

(a) Earned PSUs. Subject to the provisions of Section (b), within 30 days following the end of the Performance Period, the Board or Committee, in its sole discretion, shall determine the percentage (from 0% to 200%) of Target PSUs earned hereunder (the “Percentage Earned”), depending on whether, and to what degree, the Company attains or exceeds certain performance metrics over the Performance Period as set forth on Exhibit A to this Agreement. Upon the date of such determination by the Board or Committee (such date the “Determination Date”), the Participant shall earn a number of PSUs (the “Earned PSUs”) equal to the product of the Target PSUs multiplied by the Percentage Earned, provided that the Participant has not incurred a termination of employment with the Company or any Affiliate thereof (a “Termination”) for any reason prior to the applicable Determination Date. For the avoidance of doubt, the Participant shall neither earn, nor have any further rights, in any PSUs available hereunder to the extent the applicable performance metrics are not satisfied as of the Determination Date.

(b) Forfeiture. All PSUs available hereunder (and any rights arising from such PSUs and from being a holder thereof) shall automatically (without further action by the Company or any Person) be immediately forfeited upon the Participant’s Termination for any reason prior to the Determination Date.

(c) Termination. Notwithstanding the foregoing provisions of this Section 4, in the event of (a) the Participant’s Termination as a result of the Participant’s death or Disability or (b) the Participant’s Termination by the Company or any Affiliate without Cause or by the Participant for Good Reason occurring within two years following a Change in Control, the Earned PSUs shall be deemed to equal, as of Termination Date, the product of (A) the Target PSUs or, if greater, the Target PSUs multiplied by the Percentage Earned (determined by the Board or Committee, in its sole discretion, as of the date of such Change in Control), multiplied by (B) a fraction, the numerator of which shall be the number of days completed in the Performance Period as of the Termination Date, and the denominator of which shall be the total number of days in the Performance Period. For purposes of this Section 4(c), “Good Reason” shall mean, without the Participant’s consent, (i) a material diminution in the Participant’s base compensation, (ii) a material and ongoing diminution in the Participant’s title, duties or responsibilities, (iii) the relocation of the Participant’s principal place of employment more than fifty (50) miles from its current location, or (iv) any other material breach of a provision of an employment agreement entered into by and between the Company or its Affiliate and the Participant (other than a provision that is covered by clauses (i) – (iii) above); provided, that none of the foregoing events shall constitute Good Reason unless the Participant provides thirty (30) days’ written notice to the Company setting forth in reasonable specificity the event that constitutes Good Reason within sixty (60) days following the initial occurrence of such event, and the Company fails to cure such event within thirty (30) days after receipt from the Participant of such written notice; provided, further, that if not cured within such period, the Participant’s Termination shall be effective upon the expiration of such cure period.

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5. Delivery of Shares. Within thirty (30) days following the Determination Date, the Participant shall receive a number of shares of Common Stock equal to the number of Earned PSUs, if any. Neither this Section 5 nor any action taken pursuant to, or in accordance with, this Agreement should be construed to create a trust or a funded or secured obligation of any kind.

6. Rights as Stockholder. The Participant shall have no rights as a stockholder with respect to any shares of Common Stock that may be determined to underlie any PSU unless and until the Participant has become the holder of record of such shares.

7. Non-Transferability. The PSUs, and any rights and interests with respect thereto, issued under this Agreement and the Plan shall not be sold, exchanged, transferred, assigned, pledged, encumbered or otherwise disposed of or hypothecated in any way by the Participant (or any beneficiary of the Participant who holds the PSUs as a result of a Transfer by will or by the laws of descent and distribution), other than in accordance with the provisions of Section 17 of the Plan.

8. Governing Law; Jurisdiction and Venue. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware, without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of the Company to sell and deliver Common Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Common Stock. The Company and the Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or this Agreement, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts located in Austin, Texas, the court of the United States of America for the Western District of Texas, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Texas State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and the Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or this Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

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9. Legends. The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates, if any, representing shares of Common Stock issued pursuant to this Agreement. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates, if any, representing shares of Common Stock acquired pursuant to this Agreement in the possession of the Participant in order to carry out the provisions of this Section 9.

10. Securities Representations. This Agreement is being entered into by the Company in reliance upon the following express representations and warranties of the Participant. The Participant hereby acknowledges, represents and warrants that:

(a) The Participant has been advised that the Participant may be an “affiliate” within the meaning of Rule 144 under the Securities Act and in this connection the Company is relying in part on the Participant’s representations set forth in this Section 10.

(b) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, any shares of Common Stock issuable hereunder must be held indefinitely unless an exemption from any applicable resale restrictions is available or the Company files an additional registration statement (or a “re-offer prospectus”) with regard to such shares of Common Stock, and the Company is under no obligation to register such shares of Common Stock (or to file a “re-offer prospectus”).

(c) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, the Participant understands that (i) the exemption from registration under Rule 144 will not be available unless (A) a public trading market then exists for the Common Stock of the Company, (B) adequate information concerning the Company is then available to the public, and (C) other terms and conditions of Rule 144 or any exemption therefrom are complied with, and (ii) any sale of the shares of Common Stock issuable hereunder may be made only in limited amounts in accordance with the terms and conditions of Rule 144 or any exemption therefrom.

11. Entire Agreement; Amendment. This Agreement, together with the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter; provided that, for the avoidance of doubt, the terms of this Agreement shall not be modified by, and the PSUs available hereunder shall not be subject to, the terms and conditions of any employment or severance agreement between the Participant and the Company or any of its Affiliates in effect as of the Grant Date. This Agreement may be amended by the Company at any time (a) if the Board or the Committee determines, in its sole discretion, that amendment is permitted under the terms of the Plan or necessary or advisable in light of any addition to or change in any federal or state, tax or securities law or other law or regulation, which change occurs after the Grant Date and by its terms applies to the Agreement; or (b) other than in the circumstances described in clause (a) or provided in the Plan, with the Participant’s consent.

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12. Notices. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by certified mail, return receipt requested, and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed, in the case of the Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer. Any person entitled to notice hereunder may waive such notice in writing.

13. Consent to Electronic Delivery; Electronic Signature.  In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

14. No Right to Employment. Any questions as to whether and when there has been a Termination and the cause of such Termination shall be determined in the sole discretion of the Administrator. Nothing in this Agreement confers upon the Participant the right to continue in the employ of or performing services for the Company or any subsidiary, or interfere in any way with the rights of the Company or any subsidiary to terminate the Participant’s employment or service relationship at any time, subject to any employment agreement or other service agreement in effect between the Company and the Participant.

15. Transfer of Personal Data. The Participant authorizes, agrees and unambiguously consents to the transmission by the Company (or any subsidiary) of any personal data information related to the PSUs awarded under this Agreement for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

16. Compliance with Laws. Notwithstanding any provision of this Agreement to the contrary, the issuance of the PSUs (and any shares of Common Stock that may be issued upon settlement of the PSUs) pursuant to this Agreement will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Common Stock may then be listed. No Common Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. In addition, Common Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares issued or (b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Agreement will relieve the Company of any liability in respect of the failure to issue such shares of Common Stock as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Board and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Common Stock available for issuance.

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17. Section 409A. This Agreement and the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that the PSUs are subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Neither the Company nor any of its Affiliates shall have any liability to the Participant, in the event that any amount or benefit under this Agreement or the Plan becomes subject to any taxes, penalties, interest or other expenses under Section 409A of the Code, responsibility for payment of such taxes, penalties, interest or other expenses shall rest solely with the Participant and not with the Company or any of its Affiliates.

18. Taxes. To the extent that the receipt or any vesting or settlement of the PSUs results in compensation income or wages to the Participant for federal, state, local and/or foreign tax purposes, the Participant shall make arrangements satisfactory to the Company for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to the PSUs, which arrangements may include the delivery of cash or cash equivalents, Common Stock (including previously owned Common Stock, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to this Agreement), other property, or any other legal consideration the Administrator deems appropriate. If such tax obligations are satisfied through net settlement or the surrender of previously owned Common Stock, the maximum number of shares of Common Stock that may be so withheld (or surrendered) shall be the number of shares of Common Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, local and/or foreign tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to the PSUs, as determined by the Administrator. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash to the Participant.  The Participant acknowledges that there may be adverse tax consequences upon the receipt or any vesting or settlement of the PSUs or disposition of the underlying shares and that the Participant has been advised, and hereby is advised, to consult a tax advisor. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Administrator, the Company or any of its Affiliates or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences.

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19. Binding Agreement; Assignment. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns. The Participant shall not assign any part of this Agreement without the prior express written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed.

20. Headings. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

22. Further Assurances. Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Plan and the consummation of the transactions contemplated thereunder.

23. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

24. Clawback. Notwithstanding any provision in this Agreement or the Plan to the contrary, to the extent required by (a) applicable law, including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any SEC rule or any applicable securities exchange listing standards and/or (b) any policy that may be adopted or amended by the Board from time to time, all shares of Common Stock issued hereunder shall be subject to forfeiture, repurchase, recoupment and/or cancellation to the extent necessary to comply with such law(s) and/or policy.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by one of its duly authorized officers, and the Participant has executed this Agreement, effective for all purposes as provided above.

ATLAS TECHNICAL CONSULTANTS, INC.

By:

Name:
Title:

PARTICIPANT:

[Name of Participant]

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Exhibit 10.4

ATLAS TECHNICAL CONSULTANTS, INC.

PERFORMANCE STOCK UNIT AGREEMENT

* * * * *

Participant: ________________________

Grant Date: ________________________

Target Number of Performance Stock Units Granted: ____________________

Performance Period: January 1, 2021 through December 29, 2023

Performance Metrics: See Exhibit A attached hereto

* * * * *

THIS PERFORMANCE STOCK UNIT AGREEMENT (this “Agreement”), dated as of the Grant Date specified above (the “Grant Date”), is entered into by and between ATLAS TECHNICAL CONSULTANTS, INC., a corporation organized in the State of Delaware (the “Company”), and the Participant specified above, pursuant to the Atlas Technical Consultants, Inc. 2019 Omnibus Incentive Plan, as in effect and as amended from time to time (the “Plan”).

WHEREAS, it has been determined that it would be in the best interests of the Company to make available the Performance Stock Units provided herein (the “PSUs”) to the Participant.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby mutually covenant and agree as follows:

1. Incorporation By Reference; Plan Document Receipt. This Agreement is subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time), all of which terms and provisions are made a part of and incorporated into this Agreement as if they were each expressly set forth herein. Except as provided otherwise herein, any capitalized term not defined in this Agreement or in Exhibit A to this Agreement shall have the same meaning as is ascribed thereto in the Plan. The Participant hereby acknowledges receipt of a true copy of the Plan and confirms that the Participant has read the Plan carefully and fully understands its contents. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

2. Grant of Performance Stock Unit Award. The Company hereby grants to the Participant, as of the Grant Date, the target number of PSUs specified above (the “Target PSUs”). Except as otherwise provided by the Plan, the Participant agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Participant with any protection against potential future dilution of the Participant’s interest in the Company for any reason, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any shares of Common Stock that may be determined to underlie the PSUs following the Performance Period, except as otherwise specifically provided for in the Plan or this Agreement.

3. Board and Committee Discretion. For the avoidance of doubt and notwithstanding any forfeiture or accelerated vesting provisions contained in this Agreement, each of the Board and the Committee retains full discretion to accelerate vesting of any and all PSUs granted hereunder upon a Participant’s Termination.

4. Earned PSUs; Forfeiture; Termination of Employment; Change in Control.

(a) Earned PSUs. Subject to the provisions of this Section 4, within 30 days following the end of the Performance Period, the Board or Committee, in its sole discretion, shall determine the percentage (from 0% to 200%) of Target PSUs earned hereunder (the “Percentage Earned”), depending on whether, and to what degree, the Company attains or exceeds certain performance metrics over the Performance Period as set forth on Exhibit A to this Agreement. Upon the date of such determination by the Board or Committee (such date the “Determination Date”), the Participant shall earn a number of PSUs (the “Earned PSUs”) equal to the product of the Target PSUs multiplied by the Percentage Earned, provided that the Participant has not incurred a termination of employment with the Company or any Affiliate thereof (a “Termination”) for any reason prior to the applicable Determination Date. For the avoidance of doubt, the Participant shall neither earn, nor have any further rights, in any PSUs available hereunder to the extent the applicable performance metrics are not satisfied as of the Determination Date.

(b) Forfeiture. All unearned PSUs available hereunder (and any rights arising from such PSUs and from being a holder thereof) shall automatically (without further action by the Company or any Person) be immediately forfeited upon the Participant’s Termination for any reason prior to the Determination Date.

(c) Termination.1 Notwithstanding the foregoing provisions of this Section 4, the following provisions shall apply upon the Participant’s Termination under the following circumstances:

(i) In the event of the Participant’s Termination prior to the end of the Performance Period by the Company or any Affiliate without Cause (including as a result of a nonrenewal by the Company of an employment agreement entered into by and between the Company or its Affiliate and the Participant), by the Participant for Good Reason or as a result of the Participant’s death or Disability, the Earned PSUs shall be deemed to equal, as of the date of such Termination (the “Termination Date”), the product of (A) the Target PSUs or, if greater, the Target PSUs multiplied by the Percentage Earned (determined by the Board or Committee, in its sole discretion, as of the Termination Date), multiplied by (B) a fraction, the numerator of which shall be the number of days completed in the Performance Period as of the Termination Date, and the denominator of which shall be the total number of days in the Performance Period.

[1]	PSU Agreement for Chief Executive Officer contains full accelerated vesting upon all of the termination events described in this section.

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(ii) Notwithstanding Section 4(c)(i) above, in the event of the Participant’s Termination following a Change in Control (but prior to the end of the Performance Period) by the Company or any Affiliate without Cause (including as a result of a nonrenewal by the Company of an employment agreement entered into by and between the Company or its Affiliate and the Participant) or by the Participant for Good Reason, the Earned PSUs shall be deemed to equal, as of Termination Date, the greater of (A) the Target PSUs, or (B) the product of the Target PSUs multiplied by the Percentage Earned (determined by the Board or Committee, in its sole discretion, as of the date of such Change in Control).

(iii) In the event of the Participant’s Termination by the Company or any Affiliate without Cause (including as a result of a nonrenewal by the Company of an employment agreement entered into by and between the Company or its Affiliate and the Participant), by the Participant for Good Reason or as a result of the Participant’s death or Disability, in each event, after the end of the Performance Period but prior to the Determination Date, the Participant shall be deemed to remain employed with the Company or its Affiliate as of the Determination Date for purposes of this Section 4.

(iv) For purposes of this Section 4, “Good Reason” shall mean, without the Participant’s consent, (A) a material diminution in the Participant’s base compensation, (B) a material and ongoing diminution in the Participant’s title, duties or responsibilities, (C) the relocation of the Participant’s principal place of employment more than fifty (50) miles from its current location, or (D) any other material breach of a provision of an employment agreement entered into by and between the Company or its Affiliate and the Participant (other than a provision that is covered by clauses (A) – (C) above); provided, that none of the foregoing events shall constitute Good Reason unless the Participant provides thirty (30) days’ written notice to the Company setting forth in reasonable specificity the event that constitutes Good Reason within sixty (60) days following the initial occurrence of such event, and the Company fails to cure such event within thirty (30) days after receipt from the Participant of such written notice; provided, further, that if not cured within such period, the Participant’s Termination shall be effective upon the expiration of such cure period.

(d) Change in Control. Notwithstanding Section 4(a) above, in the event a Change in Control occurs during the Performance Period, the Earned PSUs shall be deemed to equal the Target PSUs or, if greater, the Target PSUs multiplied by the Percentage Earned (determined by the Board or Committee, in its sole discretion, as of the date of such Change in Control); provided that the Participant does not incur a Termination for any reason prior to the end of the Performance Period.

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5. Delivery of Shares. In the event Earned PSUs are determined in accordance with Section 4(a) above, including by virtue of Section 4(c)(iii) above, the Participant shall receive a number of shares of Common Stock equal to the number of Earned PSUs, if any, within thirty (30) days following the Determination Date. In the event Earned PSUs are determined in accordance with Section 4(c)(i) or (ii) above, the Participant shall receive a number of shares of Common Stock equal to the number of Earned PSUs within thirty (30) days following the Termination Date. In the event Earned PSUs are determined in accordance with Section 4(d) above, the Participant shall receive a number of shares of Common Stock equal to the number of Earned PSUs within thirty (30) days following the end of the Performance Period. Neither this Section 5 nor any action taken pursuant to, or in accordance with, this Agreement should be construed to create a trust or a funded or secured obligation of any kind.

6. Rights as Stockholder. The Participant shall have no rights as a stockholder with respect to any shares of Common Stock that may be determined to underlie any PSU unless and until the Participant has become the holder of record of such shares.

7. Non-Transferability. The PSUs, and any rights and interests with respect thereto, issued under this Agreement and the Plan shall not be sold, exchanged, transferred, assigned, pledged, encumbered or otherwise disposed of or hypothecated in any way by the Participant (or any beneficiary of the Participant who holds the PSUs as a result of a Transfer by will or by the laws of descent and distribution), other than in accordance with the provisions of Section 17 of the Plan.

8. Governing Law; Jurisdiction and Venue. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Delaware, without giving any effect to any conflict of law provisions thereof, except to the extent Delaware state law is preempted by federal law. The obligation of the Company to sell and deliver Common Stock hereunder is subject to applicable laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Common Stock. The Company and the Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or this Agreement, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts located in Austin, Texas, the court of the United States of America for the Western District of Texas, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Texas State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and the Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or this Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

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9. Legends. The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates, if any, representing shares of Common Stock issued pursuant to this Agreement. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates, if any, representing shares of Common Stock acquired pursuant to this Agreement in the possession of the Participant in order to carry out the provisions of this Section 9.

10. Securities Representations. This Agreement is being entered into by the Company in reliance upon the following express representations and warranties of the Participant. The Participant hereby acknowledges, represents and warrants that:

(a) The Participant has been advised that the Participant may be an “affiliate” within the meaning of Rule 144 under the Securities Act and in this connection the Company is relying in part on the Participant’s representations set forth in this Section 10.

(b) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, any shares of Common Stock issuable hereunder must be held indefinitely unless an exemption from any applicable resale restrictions is available or the Company files an additional registration statement (or a “re-offer prospectus”) with regard to such shares of Common Stock, and the Company is under no obligation to register such shares of Common Stock (or to file a “re-offer prospectus”).

(c) If the Participant is deemed an affiliate within the meaning of Rule 144 of the Securities Act, the Participant understands that (i) the exemption from registration under Rule 144 will not be available unless (A) a public trading market then exists for the Common Stock of the Company, (B) adequate information concerning the Company is then available to the public, and (C) other terms and conditions of Rule 144 or any exemption therefrom are complied with, and (ii) any sale of the shares of Common Stock issuable hereunder may be made only in limited amounts in accordance with the terms and conditions of Rule 144 or any exemption therefrom.

11. Entire Agreement; Amendment. This Agreement, together with the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter; provided that, for the avoidance of doubt, the terms of this Agreement shall not be modified by, and the PSUs available hereunder shall not be subject to, the terms and conditions of any employment or severance agreement between the Participant and the Company or any of its Affiliates in effect as of the Grant Date. This Agreement may be amended by the Company at any time (a) if the Board or the Committee determines, in its sole discretion, that amendment is permitted under the terms of the Plan or necessary or advisable in light of any addition to or change in any federal or state, tax or securities law or other law or regulation, which change occurs after the Grant Date and by its terms applies to the Agreement; or (b) other than in the circumstances described in clause (a) or provided in the Plan, with the Participant’s consent.

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12. Notices. All notices required or permitted under this Agreement must be in writing and personally delivered or sent by certified mail, return receipt requested, and shall be deemed to be delivered on the date on which it is actually received by the person to whom it is properly addressed, in the case of the Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention Chief Legal Officer. Any person entitled to notice hereunder may waive such notice in writing.

13. Consent to Electronic Delivery; Electronic Signature.  In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

14. No Right to Employment. Any questions as to whether and when there has been a Termination and the cause of such Termination shall be determined in the sole discretion of the Administrator. Nothing in this Agreement confers upon the Participant the right to continue in the employ of or performing services for the Company or any subsidiary, or interfere in any way with the rights of the Company or any subsidiary to terminate the Participant’s employment or service relationship at any time, subject to any employment agreement or other service agreement in effect between the Company and the Participant.

15. Transfer of Personal Data. The Participant authorizes, agrees and unambiguously consents to the transmission by the Company (or any subsidiary) of any personal data information related to the PSUs awarded under this Agreement for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

16. Compliance with Laws. Notwithstanding any provision of this Agreement to the contrary, the issuance of the PSUs (and any shares of Common Stock that may be issued upon settlement of the PSUs) pursuant to this Agreement will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Common Stock may then be listed. No Common Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. In addition, Common Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended (the “Act”), is at the time of issuance in effect with respect to the shares issued or (b) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Agreement will relieve the Company of any liability in respect of the failure to issue such shares of Common Stock as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Board and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Common Stock available for issuance.

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17. Section 409A. This Agreement and the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that the PSUs are subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Neither the Company nor any of its Affiliates shall have any liability to the Participant, in the event that any amount or benefit under this Agreement or the Plan becomes subject to any taxes, penalties, interest or other expenses under Section 409A of the Code, responsibility for payment of such taxes, penalties, interest or other expenses shall rest solely with the Participant and not with the Company or any of its Affiliates.

18. Taxes. To the extent that the receipt or any vesting or settlement of the PSUs results in compensation income or wages to the Participant for federal, state, local and/or foreign tax purposes, the Participant shall make arrangements satisfactory to the Company for the satisfaction of obligations for the payment of withholding taxes and other tax obligations relating to the PSUs, which arrangements may include the delivery of cash or cash equivalents, Common Stock (including previously owned Common Stock, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to this Agreement), other property, or any other legal consideration the Administrator deems appropriate. If such tax obligations are satisfied through net settlement or the surrender of previously owned Common Stock, the maximum number of shares of Common Stock that may be so withheld (or surrendered) shall be the number of shares of Common Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, local and/or foreign tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to the PSUs, as determined by the Administrator. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash to the Participant.  The Participant acknowledges that there may be adverse tax consequences upon the receipt or any vesting or settlement of the PSUs or disposition of the underlying shares and that the Participant has been advised, and hereby is advised, to consult a tax advisor. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Administrator, the Company or any of its Affiliates or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences.

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19. Binding Agreement; Assignment. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns. The Participant shall not assign any part of this Agreement without the prior express written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed.

20. Headings. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

22. Further Assurances. Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Plan and the consummation of the transactions contemplated thereunder.

23. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

24. Clawback. Notwithstanding any provision in this Agreement or the Plan to the contrary, to the extent required by (a) applicable law, including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any SEC rule or any applicable securities exchange listing standards and/or (b) any policy that may be adopted or amended by the Board from time to time, all shares of Common Stock issued hereunder shall be subject to forfeiture, repurchase, recoupment and/or cancellation to the extent necessary to comply with such law(s) and/or policy.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by one of its duly authorized officers, and the Participant has executed this Agreement, effective for all purposes as provided above.

ATLAS TECHNICAL CONSULTANTS, INC.

By:

Name:
Title:

PARTICIPANT:

[Name of Participant]

9

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 13A-14(A) AND 15D-14(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, L. Joe Boyer, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended April 2, 2021 of Atlas Technical Consultants, Inc. (this “report”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: May 17, 2021	/s/ L. Joe Boyer
L. Joe Boyer
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13A-14(A) AND 15D-14(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, David D. Quinn Sr., certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q for the quarter ended April 2, 2021 of Atlas Technical Consultants, Inc. (this “report”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: May 17, 2021	/s/ David D. Quinn Sr.
David D. Quinn Sr.
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

In connection with the Quarterly Report on Form 10-Q of Atlas Technical Consultants, Inc. (the “Company”) for the quarter ended April 2, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, L. Joe Boyer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 17, 2021	/s/ L. Joe Boyer
L. Joe Boyer
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

In connection with the Quarterly Report on Form 10-Q of Atlas Technical Consultants, Inc. (the “Company”) for the quarter ended April 2, 2021, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David D. Quinn Sr., Chief Financial Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

Date: May 17, 2021	/s/ David D. Quinn Sr.
David D. Quinn Sr.
Chief Financial Officer
(Principal Financial Officer)